UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10
(Amendment No. 1)

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

CarePayment Technologies, Inc.
(Exact name of registrant as specified in its charter)

Oregon	91-1758621
(State or Other Jurisdiction of Incorporation or	(I.R.S. Employer Identification No.)
Organization)

5300 Meadows Road, Suite 400, Lake Oswego, OR	97035
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code:
(503) 419-3505

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered under Section 12(g) of the Exchange Act:

Class A Common Stock, no par value per share

Indicate by a check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a non-accelerated filer, or a smaller reporting company.

Large accelerated filer ☐		Accelerated filer ☐
Non-accelerated filer ☐	(Do not check if a smaller reporting company)	Smaller reporting company ☑

Explanatory Note

On August 3, 2011, CarePayment Technologies, Inc., an Oregon corporation, voluntarily filed a Registration Statement on Form 10 (the "Registration Statement") to register its Class A Common Stock under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").  Currently, shares of its Class A Common Stock trade on the "pink sheets" under the symbol CPYT (see Item 9 of the Registration Statement).  All shares and per share amounts presented in the Registration Statement reflect the effects of the 1-for-10 reverse stock split approved by our shareholders on March 31, 2010.

This Amendment No. 1 to the Registration Statement is solely being filed to amend and restate in their entirety Items 2, 13 and 15 of the Registration Statement to reflect the unaudited condensed financial statements of the Company for the three and six months ended June 30, 2011 and 2010.  No other changes have been made to the Registration Statement and this Amendment No. 1 should be read in conjunction with the Registration Statement.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

		Page
Item 2.	Financial Information	1
Item 13.	Financial Statements and Supplementary Data	8
Item 15.	Financial Statements, Financial Statement Schedule and Exhibits	8

The Registration Statement contains forward-looking statements.  Such statements reflect management's current view and estimates of future economic and market circumstances, industry conditions, company performance and financial results.  Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and variations of such words and similar expressions are intended to identify such forward-looking statements.  These statements are subject to risks and uncertainties that could cause our future results to differ materially from the results discussed herein.  Factors that might cause such a difference include, but are not limited to, those discussed elsewhere in the Registration Statement.  We do not intend, and undertake no obligation, to update any such forward-looking statements to reflect events or circumstances that occur after the date of this filing.

Item 2.  Financial Information

Overview

CarePayment Technologies, Inc. ("we," "us," "our," "CarePayment" or the "Company") was incorporated as an Oregon corporation in 1991. From inception until September 28, 2007, we manufactured custom cable assemblies and mechanical assemblies for the medical and commercial original equipment manufacturer (OEM) markets. We were experiencing considerable competition by late 2006 as our customers aggressively outsourced competing products from offshore suppliers. In the first quarter of 2007, a customer that accounted for over 30% of our revenues experienced a recall of one of its major products by the U.S. Food and Drug Administration. As a result the customer cancelled its orders with us, leaving us with large amounts of inventory on hand and significantly reduced revenue.

On May 31, 2007 we informed our three secured creditors, BFI Business Finance, VenCore Solution, LLC and MH Financial Associates, LLC ("MH Financial"), that we were unable to continue business operations due to continuing operating losses and a lack of working capital. At that time we voluntarily surrendered our assets to these secured creditors, following which we and our wholly owned subsidiary, Moore Electronics, Inc. ("Moore"), operated for the benefit of the secured creditors until September 2007, when we ceased manufacturing operations and became a shell company.  MH Financial was at that time an affiliate of ours due to its ownership of shares of our capital stock.

From September 2007 and continuing until December 31, 2009, we had no operations. Our Board of Directors, however, decided to maintain us as a shell company to seek opportunities to acquire a business or assets sufficient to operate a business. To help facilitate our search for suitable business acquisition opportunities, among other goals, on June 27, 2008 we entered into an Advisory Services Agreement with Aequitas Capital Management, Inc. ("Aequitas") to provide us with strategy development, strategic planning, marketing, corporate development and other advisory services. In exchange for the services to be provided by Aequitas under that agreement, we issued to Aequitas warrants to purchase 106,667 shares of our Common Stock at an exercise price of $0.01 per share.

At the end of December 2009, we acquired certain assets and rights that enabled us to begin building a business that services accounts receivable for other parties. The assets and rights we acquired had been previously developed by Aequitas and its affiliate, CarePayment, LLC, under the CarePayment® brand for servicing accounts receivable generated by hospitals in connection with providing health care services to their patients. The assets and rights we acquired included the exclusive right to administer, service and collect patient accounts receivables generated by hospitals and purchased by CarePayment, LLC or its affiliates, and a proprietary software product that is used to manage the servicing. Typically CarePayment, LLC or one of its affiliates purchases patient accounts receivable from hospitals and then we administer, service and collect them on behalf of CarePayment, LLC for a fee. Although we intend to grow our business to include servicing of accounts receivable on behalf of other parties, currently CarePayment, LLC is our only customer.

To facilitate building the business, on December 30, 2009, we, Aequitas and CarePayment, LLC formed an Oregon limited liability company, CP Technologies LLC (“CP Technologies”). We contributed shares of our newly authorized Series D Convertible Preferred Stock ("Series D Preferred") and warrants to purchase shares of our Class B Common Stock (the "Class B Warrants") to CP Technologies. Aequitas and CarePayment contributed to CP Technologies the CarePayment® assets and rights described in the foregoing paragraph. CP Technologies then distributed the shares of Series D Preferred to Aequitas and CarePayment, and the Class B Warrants to CarePayment to redeem all but half of one membership unit (a "Unit") held by each of them. Following these transactions, we own 99% of CP Technologies, and Aequitas and CarePayment, LLC each owned 0.5% of CP Technologies as of December 31, 2010.

See Item 1 of the Registration Statement for additional information regarding the Company's business.

Critical Accounting Policies and Estimates

The discussion and analysis of the Company's financial condition and results of operations is based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities.  The Company believes the following critical accounting policies and related judgments and estimates affect the preparation of the Company's consolidated financial statements contained in the Registration Statement.

Estimates and assumptions:

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Revenue recognition — The Company's revenue is primarily related to the Servicing Agreement with CarePayment, LLC. Origination fee revenue is recognized at the time CarePayment, LLC funds its purchased receivables and the Company assumes responsibility for servicing these receivables; a servicing fee is recognized monthly based on the total funded receivables being serviced by the Company; and a percentage of CarePayment, LLC's quarterly net income, adjusted for certain items, is accrued for the current quarter in accordance with the Servicing Agreement.

Warrants to purchase the Company's stock — The fair value of warrants to purchase the Company's stock issued for services or in exchange for assets is estimated at the issue date using the Black-Scholes model.

Results of Operations

THREE MONTHS ENDED JUNE 30, 2011 AND 2010

Revenue:

As of January 1, 2010, the Company began recognizing revenue in conjunction with the Servicing Agreement with its affiliate, CarePayment, LLC. CarePayment, LLC pays the Company a servicing fee equal to 5% annually of total funded receivables being serviced, an origination fee equal to 6% of the original balance of newly generated funded receivables, and a “back-end fee” based on 25% of CarePayment, LLC’s quarterly net income, adjusted for certain items. The Company recorded fee revenues in conjunction with the servicing contract of $1,620,066 and $1,534,528 for the three months ended June 30, 2011 and June 30, 2010, respectively, which were comprised of $468,802 of servicing fees, $1,151,264 of origination fees and no “back-end fees” for the three months ended June 30, 2011 and $433,898 of servicing fees and $1,100,630 of origination fees and no “back-end fees” for the three months ended June 30, 2010. Additionally, for the three months ended June 30, 2011, the Company recorded implementation revenue of $40,000 for implementation services provided to CarePayment, LLC and $250,000 of consulting revenue from Aequitas under the amendment to the Royalty Agreement for improvements to the existing CarePayment platform to accommodate additional portfolio management capability and efficiency. The Company also recorded revenue of $1,675 for the three months ended June 30, 2011 for servicing non-recourse receivables for an affiliate of Aequitas. For the three months ended June 30, 2011, total fee revenue increased 6% which was comprised of an 8% increase in servicing fees and a 5% increase in origination fees over the same period in 2010.

Cost of Revenue:

Cost of revenue is comprised primarily of compensation and benefit costs for servicing employees, costs associated with outsourcing billing, collection and payment processing servicing, and the amortization of the servicing rights and servicing software. For the three months ended June 30, 2011, the total cost of revenue was $1,229,791 as compared to $1,118,160 for the three months ended June 30, 2010 which was a 10% increase. Cost of revenue for the three months ended June 30, 2011 was comprised of compensation expense of $357,832, outsourced processing and collections services of $695,508, amortization expense of $139,946 and other expense of $36,505. For the three months ended June 30, 2010, cost of revenue was comprised of compensation expense of $292,475, outsourced processing and collections services of $630,947, and amortization expense of $137,166 and other expense of $57,572. Outsourced services from four primary vendors include hosting and maintenance of cardholder accounts including all customer transaction processing, collection and mailing services, card processing and customer service administration. The $111,631 increase in the cost of revenue for the three months ended June 30, 2011 is primarily related to an increase in servicing head count of 4 employees over the same period in 2010, and the cost of outsourced services which increased 10% while the servicing revenue for the three months ended June 30, 2011, increased only 8%.

Operating Expenses:

Operating expenses for the three months ended June 30, 2011 were $1,600,377 as compared to $1,051,627 for the same period in 2010, an increase of $548,750.

Operating expenses for the three months ended June 30, 2011 were comprised of the following: sales and marketing expense of approximately $323,000, legal, consulting and other professional fees of approximately $169,000, executive compensation of approximately $159,000, other compensation of $147,000, related party agreements with Aequitas for rent of $58,000, accounting and administrative services of $139,000, and advisory services of $45,000, travel and entertainment of $151,000, non-capitalizable software development and network expense of $327,000, and general office expense of approximately $82,000.

Operating expenses for the three months ended June 30, 2010 were comprised of the following: sales and marketing expense of approximately $218,000, legal, consulting and other professional fees of approximately $256,000, executive compensation of approximately $141,000, related party agreements with Aequitas for rent of $56,000, accounting and administrative services of $195,000 and advisory services of $45,000, travel and entertainment of $101,000 and general office expense of approximately $40,000.

The increases in operating expenses in 2011 over 2010 were comprised primarily of an increase in sales and marketing expense of $105,000 and travel and entertainment expense of $50,000, non-capitalizable software and network costs of $327,000, and additional rent and office expense of $42,000 for the San Francisco office which opened in February 2011. Additionally, compensation increased $165,000 due to a headcount increase of six, including the addition of two officers as part of the Vitality acquisition. These increases in operating expense were offset in part by a decrease of $56,000 in the administrative services agreement costs paid to Aequitas for the three months ended June 30, 2011, and a decrease of $87,000 in professional fees.

Interest Expense:

Interest expense of $104,700 and $121,241 for the three months ended June 30, 2011 and June 30, 2010, respectively, includes $93,177 and $56,432 of the accreted discount for the three months ended June 30, 2011 and June 30, 2010, respectively, on the Series D Preferred; see Note 7 to the Condensed Consolidated Financial Statements (Unaudited) contained in the Registration Statement. The interest rate on the MH Note decreased from 20% during the three months ended June 30, 2010 to 8% per annum for the three months ended June 30, 2011 as discussed in Note 6 to the Condensed Consolidated Financial Statements (Unaudited) contained in the Registration Statement. Additionally, the average balance outstanding on the MH Note during the three months ended June 30, 2011 declined approximately $300,000 from the same period in the prior year.

Net Loss:

Net loss for the three months ended June 30, 2011 was $1,030,692. The net loss was $368,541 for the three months ended June 30, 2010, as the result of the loss reimbursement agreement whereby CarePayment, LLC reimbursed the Company for its losses of $368,541 for the second quarter of 2010, which is recorded as other income. This additional compensation was intended to reimburse the Company for transition costs that were not specifically identifiable.

SIX MONTHS ENDED JUNE 30, 2011 AND 2010

Revenue:

As of January 1, 2010, the Company began recognizing revenue in conjunction with the Servicing Agreement with its affiliate, CarePayment, LLC. CarePayment, LLC pays the Company a servicing fee equal to 5% annually of total funded receivables being serviced, an origination fee equal to 6% of the original balance of newly generated funded receivables, and a “back-end fee” based on 25% of CarePayment, LLC’s quarterly net income, adjusted for certain items. The Company recorded fee revenues in conjunction with the servicing contract of $3,128,353 and $2,839,245 for the six months ended June 30, 2011 and June 30, 2010, respectively, which were comprised of $925,709 of servicing fees, $2,202,644 of origination fees and no “back-end fees” for the six months ended June 30, 2011 and $842,346 of servicing fees and $1,996,899 of origination fees and no “back-end fees” for the six months ended June 30, 2010. Additionally, for the six months ended June 30, 2011, the Company recorded implementation revenue of $80,000 for implementation services provided to CarePayment, LLC and $500,000 of consulting revenue from Aequitas under the amendment to the Royalty Agreement for improvements to the existing CarePayment program platform to accommodate additional portfolio management capability and efficiency. The Company also recorded revenue of $1,675 for the six months ended June 30, 2011 for servicing non-recourse receivables for an affiliate of Aequitas. For the six months ended June 30, 2011, total fee revenue, servicing fees and origination fees increased 10% over the same period in 2010.

Cost of Revenue:

Cost of revenue is comprised primarily of compensation and benefit costs for servicing employees, costs associated with outsourcing billing, collection and payment processing servicing, and the amortization of the servicing rights and servicing software. For the six months ended June 30, 2011, the total cost of revenue increased by $167,901 to $2,409,543 as compared to $2,241,642 for the six months ended June 30, 2010. Cost of revenue for the six months ended June 30, 2011 was comprised of compensation expense of $657,867, outsourced processing and collections services of $1,401,530, amortization expense of $279,892 and other expense of $70,254. For the six months ended June 30, 2010, cost of revenue was comprised of compensation expense of $596,259, outsourced processing and collections services of $1,310,477, amortization expense of $274,333 and $60,573 of other expense. Outsourced services from four primary vendors include hosting and maintenance of cardholder accounts including all customer transaction processing, collection and mailing services, card processing and customer service administration. The $167,901 increase in the cost of revenue for the six months ended June 30, 2011 is primarily related to an increase in servicing head count of 4 employees over same period in 2010, and outsourced services, which increased 7% while servicing fees revenue increased 10%.

Operating Expenses:

Operating expenses for the six months ended June 30, 2011 were $2,869,709 as compared to $1,941,851 for the same period in 2010, an increase of $927,858.

Operating expenses for the six months ended June 30, 2011 were comprised of the following: sales and marketing expense of approximately $610,000, legal, consulting and other professional fees of approximately $300,000, executive compensation of approximately $306,000, related party agreements with Aequitas for rent of $115,000, accounting and administrative services of $277,000 and advisory services of $90,000, travel and entertainment of $292,000, administrative compensation of $275,000, non-capitalizable software development and network expense of $450,000, office rent of $36,000, and general office expense of approximately $119,000.

Operating expenses for the six months ended June 30, 2010 were comprised of the following: sales and marketing expense of approximately $438,000, legal, consulting and other professional fees of approximately $434,000, executive compensation of approximately $247,000, related party agreements with Aequitas for rent of $112,000, accounting and administrative services of $391,000 and advisory services of $90,000, travel and entertainment of $172,000 and general office expense of approximately $58,000.

The increase in operating expenses in 2011 over 2010 were comprised primarily of increases in sales and marketing expense of $172,000, travel and entertainment expense of $120,000, non-capitalizable software and network costs of $450,000, and additional rent and office expense of $97,000 for the San Francisco office opened in February 2011. Additionally compensation increased $329,000 due to a headcount increase of six, including the addition of two officers as part of the Vitality acquisition. The increases in operating expenses were offset in part by a decrease of $110,000 for administrative services agreement costs paid to Aequitas in 2011, and a decrease of $134,000 in professional fees.

Interest Expense:

Interest expense of $201,539 and $285,290 for the six months ended June 30, 2011 and June 30, 2010, respectively, includes $178,619 and $147,778 of the accreted discount for the six months ended June 30, 2011 and June 30, 2010, respectively, on the Series D Preferred; see Note 7 to the Condensed Consolidated Financial Statements (Unaudited) contained in the Registration Statement. The interest rate on the MH Note decreased from 20% during the six months ended June 30, 2010 to 8% per annum for the six months ended June 30, 2011 as discussed in Note 6 to the Condensed Consolidated Financial Statements (Unaudited) contained in the Registration Statement. Additionally, the average balance outstanding under the MH Note during the six months ended June 30, 2011 declined approximately $300,000 from the same period in the prior year.

Net Loss:

Net loss for the six months ended June 30, 2011 was $1,781,738. The net loss was $368,541 for the six months ended June 30, 2010, as the result of the loss reimbursement agreement whereby CarePayment, LLC reimbursed the Company for its losses of $1,241,912 for the six months ended June 30, 2010, which is recorded as other income. This additional compensation was intended to reimburse the Company for transition costs that were not specifically identifiable.

LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 2011, the Company had $336,171 of cash and cash equivalents as compared to $555,975 at December 31, 2010. Cash of $1,265,957 was used in operating activities during the six month period ended June 30, 2011 compared to $550,511 provided by operations in the same period in 2010. Cash used in operating activities during the six month period ended June 30, 2011 included a net loss of $1,781,738 offset by non-cash activity of $498,028, and the net change in operating assets and liabilities of $17,753. The non-cash activity for the six months ended June 30, 2010 was $444,540 which was comparable to the 2011 activity. The net change in operating assets in 2010 of $474,512 is related primarily to increases in accounts payable and other liabilities when the Company restarted operations in January 2010. The use of cash and the increase in the use of cash in 2011 over the same period in 2010 is primarily related to the loss in 2011.

For the six months ended June 30, 2011, the Company used $453,847 for investing activities compared to $7,200 for the same period in 2010. The cash was used for the purchase of office furniture and equipment for the San Francisco office which opened in February 2011.

For the six months ended June 30, 2011, the sale of 1,500,000 shares of Class B Common Stock to Aequitas Holdings, LLC (“Holdings”) for $1,500,000 provided cash from financing activities as compared to $82,230 of cash used in financing activities to repay notes payable during the same period in 2010. Holdings now owns 7,910,092 shares of Class B stock which equates to 94% of the voting shares of the Company. Should this cash from the equity infusion be insufficient to meet the Company’s liquidity needs over the next year or until such time as the Company has positive cash flow, Holdings has advised the Company that it is prepared to provide liquidity either in the form of an additional equity infusion or a line of credit to the Company.

Substantially all of the Company’s revenue and cash receipts are generated from the servicing agreement with CarePayment, LLC. Origination and servicing revenues are generated based upon the volume of receivables that CarePayment, LLC or its affiliates purchase.

During 2010 and the first six months of 2011, the Company added headcount, trained staff and hired a software development firm to develop additional systems to manage the servicing operation in preparation for the projected receivables volume increases. New volume from existing CarePayment, LLC’s customers has been on schedule, but servicing volumes from new CarePayment, LLC customers continue to be less than projected. Although the Company expects the third quarter 2011 volume of serviced receivables will increase over the second quarter of 2011, the Company expects it will use cash for operations during the third and fourth quarters of 2011.

Off Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Commitments and Contingencies

The Company and its subsidiaries lease office space and personal property used in their operations from Aequitas, an affiliate.  Beginning in 2011, the Company and its subsidiary also lease space in San Francisco, California.  At June 30, 2011, the Company's aggregate future minimum payments for operating leases having initial or non-cancelable lease terms greater than one year are payable as follows:

Year	Required Minimum Payment
2011	$163,266
2012	$336,018
2013	$346,572
2014	$315,306
2015	$108,585
2016	$18,240

For the three and six months ended June 30, 2011, the Company incurred rent expense of $77,891 and $154,539, respectively, and for the three and six months ended June 30, 2010, rent expense was $56,059 and $112,117, respectively.

Item 13.  Financial Statements and Supplementary Data

See Item 15 – Financial Statements and Exhibits.

Item 15.  Financial Statements and Exhibits

(a)  The following financial statements are filed as part of the Registration Statement:

Report of Peterson Sullivan LLP - Independent Registered Public Accounting Firm
Consolidated Balance Sheets as of December 31, 2010 and 2009 (audited)
Consolidated Statements of Operations for the Years Ended December 31, 2010 and 2009 (audited)
Consolidated Statements of Shareholders' Equity (Deficit) for the Years Ended December 31, 2010 and 2009 (audited)
Consolidated Statements of Cash Flows for the Years Ended December 31, 2010 and 2009 (audited)
Notes to Consolidated Financial Statements (audited)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
CarePayment Technologies, Inc.
Lake Oswego, Oregon

We have audited the accompanying consolidated balance sheets of CarePayment Technologies, Inc. and Subsidiaries, ("the Company") as of December 31, 2010 and 2009, and the related consolidated statements of operations, shareholders' equity (deficit), and cash flows for the years then ended.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CarePayment Technologies, Inc. and Subsidiaries, as of December 31, 2010 and 2009, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

/S/ PETERSON SULLIVAN LLP

Seattle, Washington
April 15, 2011

CAREPAYMENT TECHNOLOGIES, INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2010 and 2009

	2010	2009
Assets
Current Assets:
Cash and cash equivalents	$555,975	$69,097
Related party receivable	28,616	—
Prepaid expenses	40,215	—
Total current assets	624,806	69,097

Property and equipment, net	472,960	500,000
Intangible assets, net	9,227,637	9,550,000
Deposits	17,100	—
Goodwill	13,335	—

Total assets	$10,355,838	$10,119,097

Liabilities and Shareholders' Equity (Deficit)
Current Liabilities:
Accounts payable	$1,216,916	$808,283
Accrued interest	423,210	324,082
Related party liabilities	67,429	—
Accrued liabilities	85,483	—
Current maturities of notes payable	577,743	294,190
Total current liabilities	2,370,781	1,426,555

Notes payable, net of current potion	—	977,743
Mandatorily redeemable preferred stock, Series D, no par value: 1,200,000 shares authorized, 1,200,000 and 1,000,000 shares issued and outstanding at December 31, 2010 and 2009, respectively, net of discount of $10,966,545 and $1,194,860 at December 31, 2010 and 2009, respectively, liquidation preference of $12,000,000 at December 31, 2010	1,033,455	8,805,140
Total liabilities	3,404,236	11,209,438

Shareholders' Equity (Deficit):
CarePayment Technologies, Inc. shareholders' equity (deficit):
Preferred stock, Series E, no par value: 250,000 shares authorized, 97,500 shares issued and outstanding at December 31, 2010 and no shares issued or outstanding at December 31, 2009	136,500	—
Common stock, no par value: Class A, 65,000,000 shares authorized, 2,590,787 and 1,383,286 issued and outstanding at December 31, 2010 and December 31, 2009, respectively; Class B, 10,000,000 shares authorized, 6,510,092 shares issued and outstanding at December 31, 2010 and no shares issued or outstanding at December 31, 2009	18,089,151	18,022,591
Additional paid-in-capital	21,857,507	11,755,211
Accumulated deficit	(33,127,616)	(30,868,143)
Total CarePayment Technologies, Inc. shareholders' equity (deficit)	6,955,542	(1,090,341)
Noncontrolling interest	(3,940)	—
Total shareholders' equity (deficit)	6,951,602	(1,090,341)
Total liabilities and shareholders' equity (deficit)	$10,355,838	$10,119,097

The accompanying notes are an integral part of these consolidated financial statements.

CAREPAYMENT TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended December 31
	2010	2009
Service fees revenue	$5,867,717	$—
Interest on loans receivable	15,750
Other	65,000	—
Total revenue	5,948,467	—
Cost of revenue	4,935,506	—
Gross margin	1,012,961	—

Operating expenses:
Sales, general and administrative	4,098,960	403,300

Loss from operations	(3,085,999)	(403,300)

Other income (expense):
Other income	37,115	—
Loss reimbursement	1,241,912	—
Interest expense:
Interest expense	(154,739)	(251,676)
Accretion of preferred stock discount	(299,302)	—
Accretion of note payable discount	—	(261,944)
Total interest expense	(454,041)	(513,620)
Other income (expense), net	824,986	(513,620)

Net loss before income tax	(2,261,013)	(916,920)
Income tax expense	2,400	—
Net loss	(2,263,413)	(916,920)
Less: Net loss attributable to noncontrolling interest	(3,940)	—

Net loss attributable to CarePayment Technologies, Inc.	$(2,259,473)	$(916,920)

Net loss per share:
Basic and diluted	$(0.36)	$(4.49)

Weighted average number of shares outstanding:
Basic and diluted	6,307,846	204,345

The accompanying notes are an integral part of these consolidated financial statements.

CAREPAYMENT TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
For the Years Ended December 31, 2010 and 2009

	CarePayment Technologies, Inc. Shareholders
	Common Stock					Additional
	Class A		Class B		Preferred	Paid-In	Accumulated	Noncontrolling
	Shares	Amount	Shares	Amount	Stock	Capital	Deficit	Interest	Total

Balance, December 31, 2008	197,343	$17,477,917	—	—	$533,000	$10,342,521	$(29,951,223)	$—	$(1,597,785)
Common stock issued for exercise of warrants	1,167,338	11,674	—	—	—	—	—	—	11,674
Warrants issued in conjunction with debt	—	—	—	—	—	167,830	—	—	167,830
Conversion of Series C Preferred Stock to common stock	18,605	533,000	—	—	(533,000)	—	—	—	—
Warrants issued for acquisition of business assets	—	—	—	—	—	1,244,860	—	—	1,244,860
Net loss for the year	—	—	—	—	—	—	(916,920)	—	(916,920)
Balance, December 31, 2009	1,383,286	18,022,591	—	—	—	11,755,211	(30,868,143)	—	(1,090,341)
Common stock issued for exercise of warrants	1,207,330	1,460	6,510,092	65,100	—	—	—	—	66,560
Stock compensation expense	—	—	—	—	—	31,309	—	—	31,309
Warrants issued with preferred stock	—	—	—	—	—	929,356	—	—	929,356
Additional shares issued upon final calculation of reverse stock split	171	—	—	—	—	—	—	—	—
Beneficial conversion feature issued with preferred stock	—	—	—	—	—	245,145	—	—	245,145
Beneficial conversion feature recorded for amendment to preferred stock	—	—	—	—	—	8,896,486	—	—	8,896,486
Series E preferred stock issued for acquisition of Vitality Financial, Inc.	—	—	—	—	136,500	—	—	—	136,500
Net loss for the year	—	—	—	—	—	—	(2,259,473)	(3,940)	(2,263,413)
Balance, December 31, 2010	2,590,787	$18,024,051	6,510,092	$65,100	$136,500	$21,857,507	$(33,127,616)	$(3,940)	$6,951,602

The accompanying notes are an integral part of these consolidated financial statements.

CAREPAYMENT TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31
	2010	2009
Cash Flows Provided by (Used In) Operating Activities:
Net loss	$(2,263,413)	$(916,920)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	563,138	—
Accretion of preferred stock discount	299,302	—
Stock-based compensation	31,309	—
Amortization of debt discount	—	261,944
Change in assets and liabilities:
Decrease (increase) in assets:
Related party receivables	(28,616)	—
Prepaid expenses	(37,983)	—
Loan loss reserve	1,844	—
Deposits	(17,100)	—
Increase (decrease) in liabilities:
Accounts payable	408,633	53,209
Accrued interest	99,128	—
Deferred revenue	(15,028)	—
Accrued liabilities	(31,090)	360,757
Liability to affiliates	67,429
Net cash used in operating activities	(920,547)	(241,010)

Cash Flows Provided By (Used In) Investing Activities:
Purchase property and equipment	(137,185)	—
Proceeds from sale of assets	73,088
Investment in loans receivable	(54,303)	—
Proceeds from payments received on loans receivable	52,613	—
Cash acquired in purchase of Vitality Financial, Inc.	100,842	—
Net cash provided by investing activities	35,055	—

Cash Flows Provided By (Used In) Financing Activities:
Payments on notes payable	(694,190)	—
Proceeds from collection of related party note receivable	2,000,000	—
Proceeds from revolving credit line	31,000	—
Payment on revolving credit line	(31,000)	—
Proceeds from exercise of warrants	66,560	11,674
Proceeds from issue of notes payable to shareholders	—	200,000
Net cash provided by financing activities	1,372,370	211,674

Change in cash	486,878	(29,336)
Cash, beginning of period	69,097	98,433
Cash, end of period	$555,975	$69,097

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$55,611	$—
Cash paid for income taxes	$483	$—

Supplemental Disclosure of Non-cash Investing Activities:
Fair value of preferred stock issued to acquire Vitality Financial, Inc.	$136,500	$—

Supplemental Disclosure of Non-cash Financing Activities:
Fair value of preferred stock sold in exchange for a note receivable	$825,499	$—
Beneficial conversion feature issued with preferred stock sold in exchange for a note receivable	$245,145	$—
Fair value of warrants issued with preferred stock sold in exchange for a note receivable	$929,356	$—
Beneficial conversion feature recorded for amendment to preferred stock certificate of designation	$8,896,486	$—
Common stock warrants for asset acquisition	$—	$1,244,860
Preferred stock issued for asset acquisition	$—	$8,805,140
Warrants issued to lenders recorded as debt discount	$—	$167,830
Refinance of accrued liability to note payable	$—	$294,190

The accompanying notes are an integral part of these consolidated financial statements.

 CAREPAYMENT TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  Business Activity

Overview

CarePayment Technologies, Inc ("we," "us," "our," "CarePayment" or the "Company") was incorporated as an Oregon corporation in 1991.  From inception until September 28, 2007, we manufactured custom cable assemblies and mechanical assemblies for the medical and commercial original equipment manufacturer (OEM) markets.  We were experiencing considerable competition by late 2006 as our customers aggressively outsourced competing products from offshore suppliers.  In the first quarter of 2007, a customer that accounted for over 30% of our revenues experienced a recall of one of its major products by the U.S. Food and Drug Administration.  As a result the customer cancelled its orders with us, leaving us with large amounts of inventory on hand and significantly reduced revenue.

On May 31, 2007 we informed our three secured creditors, BFI Business Finance, VenCore Solution, LLC and MH Financial Associates, LLC ("MH Financial"), that we were unable to continue business operations due to continuing operating losses and a lack of working capital.  At that time we voluntarily surrendered our assets to these secured creditors, following which we and our wholly owned subsidiary, Moore Electronics, Inc. ("Moore"), operated for the benefit of the secured creditors until September 2007, when we ceased manufacturing operations and became a shell company.  MH Financial was at that time an affiliate of ours.  See Note 7.

Following September 2007 and continuing until December 31, 2009, we had no operations.  Our Board of Directors, however, determined to maintain us as a shell company to seek opportunities to acquire a business or assets sufficient to operate a business.  To help facilitate our search for suitable business acquisition opportunities, among other goals, on June 27, 2008 we entered into an advisory services agreement with Aequitas Capital Management, Inc. ("Aequitas") to provide us with strategy development, strategic planning, marketing, corporate development and other advisory services.  In exchange for the services to be provided by Aequitas under that agreement, we issued to Aequitas warrants to purchase 106,667 shares of our Common Stock at an exercise price of $0.01 per share.

Effective at the end of December 2009, we acquired certain assets and rights that enabled us to begin building a business that services accounts receivable for other parties.  The assets and rights we acquired had been previously developed by Aequitas and its affiliate, CarePayment, LLC under the CarePayment® brand for servicing accounts receivable generated by healthcare providers in connection with providing healthcare services to their patients.  The assets and rights we acquired included the exclusive right to administer, service and collect patient accounts receivable generated by healthcare providers and purchased by CarePayment, LLC or its affiliates, and a proprietary software product that is used to manage the servicing.  Typically CarePayment, LLC or one of its affiliates purchase patient accounts receivables from hospitals and then we administer, service and collect them on behalf of CarePayment, LLC for a fee.  Although we intend to grow our business to include servicing of accounts receivable on behalf of other parties, currently CarePayment, LLC is our only customer.

To facilitate building the business, on December 30, 2009 we, Aequitas and CarePayment, LLC formed an Oregon limited liability company called CP Technologies LLC ("CP Technologies").  We contributed shares of our newly authorized Series D Convertible Preferred Stock ("Series D Preferred") and warrants to purchase shares of our Class B Common Stock to CP Technologies.  Aequitas and CarePayment, LLC contributed to CP Technologies the CarePayment® assets and rights described in the foregoing paragraph.  CP Technologies then distributed the shares of Series D Preferred to Aequitas and CarePayment, LLC, and the warrants to purchase shares of Class B Common to CarePayment, LLC, to redeem all but half of one membership unit (a "Unit") held by each of them.  Following these transactions, we own 99% of CP Technologies, and Aequitas and CarePayment, LLC each own 0.5% of CP Technologies as of December 31, 2010 and 2009.

The Healthcare Receivables Servicing Industry and Our Business

On January 1, 2010 and as a result of the transactions described above, CP Technologies began building a business to service hospital patient receivables for an affiliate of the Company, CarePayment, LLC.

Generally, the majority of an account receivable that a hospital generates in connection with providing healthcare services is paid by private medical insurance, Medicare or Medicaid.  The balance of an account receivable that is not paid by those sources is due directly from the patient.  Often, hospitals do not prioritize collecting that balance as a result of the effort and expense required to collect directly from a patient.

Our affiliate, CarePayment, LLC, offers healthcare providers a receivables servicing alternative.  CarePayment, LLC, either alone or through an affiliate, purchases from healthcare providers the balance of their accounts receivable that are due directly from patients.  A patient whose healthcare receivable is acquired by CarePayment, LLC is offered the CarePayment program with a loyalty card and a line of credit and, if they accept the terms of the offer, becomes a CarePayment® customer.  The patient's CarePayment® card has an initial outstanding balance equal to the account receivable CarePayment purchased from the healthcare provider.  Balances due on the CarePayment® card are generally payable over up to 25 months with no interest.

On December 31, 2009, CP Technologies entered into a Servicing Agreement (the "Servicing Agreement") with CarePayment, LLC under which CP Technologies has the exclusive right to collect, administer and service all accounts receivable purchased or controlled by CarePayment, LLC or its affiliates.  CarePayment, LLC also appointed CP Technologies as a non-exclusive originator of receivables purchased or controlled by CarePayment, LLC, including the right to negotiate with hospitals on behalf of CarePayment, LLC with respect to collecting, administering and servicing receivables purchased by CarePayment, LLC or its affiliates from hospitals.  While CP Technologies services the accounts receivable, CarePayment, LLC retains ownership of them.  In addition to servicing receivables on behalf of CarePayment, LLC, CP Technologies also analyzes potential receivable acquisitions for CarePayment, LLC and recommends a course of action when it determines that collection efforts for existing receivables are no longer effective.

In exchange for its services, CarePayment, LLC pays CP Technologies origination fees at the time CarePayment, LLC purchases and delivers receivables to CP Technologies for servicing, a monthly servicing fee based on the total principal amount of receivables that CP Technologies is servicing, and a quarterly fee based upon a percentage of CarePayment, LLC's quarterly net income, adjusted for certain items.

On July 30, 2010, the Company entered into an Agreement and Plan of Merger with Vitality Financial, Inc. ("Vitality") pursuant to which Vitality became a wholly owned subsidiary of the Company.  Under the terms of the Merger Agreement, the stockholders of Vitality received, collectively, 97,500 shares of Series E Convertible Preferred Stock of the Company in consideration for all the outstanding stock of Vitality.

Vitality purchases healthcare receivables from hospitals on a non-recourse basis.  Vitality has developed a proprietary healthcare credit scoring process to evaluate healthcare non-recourse loans prior to purchase.  Upon credit approval, customers are offered a line of credit.  When the customer accepts the terms of the agreement, the Company purchases the customers hospital receivable balance at a discount.  Interest rates charged to the consumer on these loans are generally less than traditional credit card rates.  Payment terms are generally up to 24 months.

Liquidity

Substantially all of the Company's revenue and cash receipts are generated from the servicing contract with CarePayment, LLC.  Origination and servicing revenues are generated based upon the volume of receivables that CarePayment, LLC or its affiliates purchase.

During 2010, the Company added headcount, trained staff and hired a software development firm to develop additional systems to manage the servicing operation in preparation for the projected receivables volume increases.  New volume from existing CarePayment, LLC's customers has been on schedule, but servicing volumes from new CarePayment, LLC customers have been less the projected.  The Company expects the first quarter 2011 volume of serviced receivables to be similar to the fourth quarter of 2010, which will result in a use of cash from operations during the first quarter of 2011.

On March 31, 2011, Aequitas Holdings LLC ("Holdings") purchased an additional 1.5 million shares of Class B Common Stock for $1.00 per share to provide working capital for the Company until the third quarter of 2011 when the Company forecasts positive cash flows from operations.  As of March 31, 2011, Holdings owns 7,910,092 shares of Class B stock which equates to 94% of the voting shares of the Company.  Should this $1.5 million of cash from the equity infusion be insufficient to meet the Company's liquidity needs over the next year or until such time as the Company has positive cash flow, Holdings has advised the Company that it is prepared to provide liquidity either in the form of an additional equity infusion or a line of credit to the Company.

2.  Summary of Significant Accounting Policies

Principles of consolidation:

The consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries, Moore and Vitality and its 99% owned subsidiary, CP Technologies LLC. All intercompany transactions have been eliminated.

Reclassifications and restatements:

On March 31, 2010, at the annual meeting of the shareholders, the Company's shareholders voted to amend the Articles to effect a reverse stock split (the "Reverse Stock Split") of the Company's Common Stock. Pursuant to the Reverse Stock Split, each ten shares of Common Stock held by a shareholder immediately prior to the Reverse Stock Split were combined and reclassified as one share of fully paid and nonassessable shares of Class A Common Stock.  The consolidated financial statements have been retroactively restated to reflect share and per share data related to such Reverse Stock Split for all periods presented.  Additionally, certain 2009 amounts have been reclassified to conform with the 2010 presentation.

Estimates and assumptions:

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Concentration of credit risk:

Loans receivable — The loans receivable are with consumers who may be affected by the current economic environment.  The Company believes it has adequately provided for potential credit losses.  The Company has no loans receivable outstanding at December 31, 2010.

Revenue from one source — The Company currently generates substantially all its revenue through one servicing agreement with a related party.

Cash and investments — The Company maintains its cash in bank accounts; at times, the balances in these accounts may exceed federally insured limits.  The Company has not experienced any losses in such accounts and has taken measures to limit exposure to any significant risk.

Cash and cash equivalents:

Cash and cash equivalents are stated at cost, which approximates fair value, and include investments with maturities of three months or less at the date of acquisition.  Cash and cash equivalents consist of bank deposits.

Loans receivable and provision for credit losses:

The Company purchases consumer healthcare receivables at a discount from hospitals which are recorded as loans receivable.  The discounted price ranges from 12% to 60% of face value depending on the credit worthiness of the consumer.

Loans receivable are stated at unpaid principal balances, less a provision for credit losses.  Discounts are recorded as deferred revenue; deferred revenue is recognized as revenue over the estimated life of each loan receivable using the interest method.

The provision for loan losses is maintained at a level which, in management's judgment, is adequate to absorb credit losses inherent in the Company's outstanding loans.  The amount of the provision is based on management's evaluation of the collectability of the loans, trends in historical loss experience, specific impaired receivables, economic conditions and other inherent risks.

As of December 31, 2010, the Company sold the receivables to an affiliate, but continues to service the loans on behalf of the affiliate.

Property and equipment:

Property and equipment is comprised of servicing software and computer equipment which is stated at original estimated fair value and software stated at cost, net of accumulated amortization and depreciation.  Additionally, the Company has construction in progress for capitalizable software.  Internal and external costs incurred to develop internal use computer software during the application development stage is capitalized in accordance with ASC 350.  Depreciation and amortization expense is computed using the straight-line method over the estimated useful lives of the assets beginning at the time the asset is placed in service. The estimated useful life of the software and the software licenses is three years and the estimated useful life of used computer equipment is two years.  The Company evaluates long-lived assets for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Intangible assets:

Servicing rights:

Servicing rights represent the fair value of the identifiable intangible asset associated with the acquisition of certain business assets on December 31, 2009.  Effective January 1, 2010, the cost associated with this asset is being amortized on a straight line basis over an estimated useful life of 25 years, which is based on the term of the servicing agreement that expires in 2034.

Other intangible assets:

Intangible assets acquired as part of the Vitality acquisition include loan processing software, a proprietary credit scoring algorithm and customer's lists which are being amortized over the estimated useful lives of 1.5 to 5 years.  Additionally the lender's licenses acquired are considered to have an indefinite life and are not subject to amortization. See Note 3.

Goodwill

Goodwill is recorded at historical cost and is tested for impairment annually or more frequently if events or changes in circumstances indicate that goodwill might be impaired.  We did not recognize impairment losses on goodwill for the year ended December 31, 2010.

Revenue recognition:

Receivable servicing:

The Company recognizes revenue in conjunction with a servicing agreement with CarePayment, LLC.  The Company receives a servicing fee equal to 5% annually of total funded receivables being serviced and an origination fee equal to 6% of the original balance of newly generated funded receivables.  The servicing agreement also provides that the Company receives 25% of CarePayment, LLC's quarterly net income, adjusted for certain items.  The Company recognizes revenue related to this agreement, which is evidence of an arrangement, at the time the services are rendered; the servicing fee is recognized as revenue monthly at 1/12 of the annual percent of the funded receivables being serviced for the month; the origination fee is recognized as revenue at the time CarePayment, LLC funds its purchased receivables and the Company assumes the responsibility for servicing these receivables; the 25% of CarePayment, LLC's net income is recognized as revenue in the quarter that CarePayment, LLC records the net income.  The collectability of the revenue recognized from these related party transactions is considered reasonably assured.

Installation services:

The Company provides software implementation services at hospitals on behalf of CarePayment, LLC.  Implementation fees received from CarePayment, LLC are recognized as revenue when CarePayment, LLC accepts the implementation, which is at the time the hospital can successfully transmit data to CarePayment, LLC.

Loans receivable:

The Company purchases consumer healthcare receivables at a discount from hospitals.  The discount is recorded as deferred revenue on the balance sheet and is recognized as revenue over the estimated life of each receivable using the interest method.  Interest income is not recognized on specific impaired receivables unless the likelihood of further loss is remote; interest income on these receivables is recognized only to the extent of interest payments received.

Cost of revenue:

Cost of revenue is comprised primarily of compensation and benefit costs for servicing employees, costs associated with outsourcing billing, collections and payment processing services, amortization of servicing rights and servicing software and underwriting costs related to loans.

Advertising expense:

Advertising costs are expensed in the period incurred and are included in selling, general and administrative expenses. Total advertising expense, was $16,620 and $0 for the years ended December 31, 2010 and 2009, respectively.

Income taxes:

The Company accounts for income taxes under an asset and liability approach that requires the recognition of deferred tax assets and liabilities that are determined based on the differences between the financial statement bases and tax bases of assets and liabilities using enacted tax rates.  A valuation allowance is recorded to reduce a deferred tax asset to that portion of the deferred tax asset that is expected to more likely than not be realized.

The Company reports a liability, if any, for unrecognized tax benefits resulting from uncertain income tax positions taken or expected to be taken in an income tax return.  Estimated interest and penalties, if any, are recorded as a component of interest expense and other expense, respectively.

Stock-based compensation:

Stock-based compensation cost is estimated at the grant date based on the award's fair value and is recognized as expense over the requisite service period using the straight-line attribution method.  Stock-based compensation for stock options granted is estimated using the Black-Scholes option pricing model.

Warrants to purchase the Company's stock:

The fair value of warrants to purchase the Company's stock issued for services or in exchange for assets is estimated at the issue date using the Black-Scholes model.

Earnings (loss) per common share:

Basic earnings (loss) per common share ("EPS") is calculated by dividing net income (loss) attributable to the Company by the weighted average number of shares of common stock outstanding during the period.  Fully diluted EPS assumes the conversion of all potentially dilutive securities and is calculated by dividing net income by the sum of the weighted average number of shares of common stock outstanding plus potentially dilutive securities determined using the treasury stock method.  Dilutive loss per share does not consider the impact of potentially dilutive securities in periods in which there is a loss because the inclusion of the potentially dilutive securities would have an anti-dilutive effect.

Comprehensive income (loss):

The Company has no components of Other Comprehensive Income (Loss) and, accordingly, no statement of Comprehensive Income (Loss) is included in the accompanying Consolidated Financial Statements.

Operating segments and reporting units:

The Company operates as a single business segment and reporting unit.

Recently adopted accounting standards:

In January 2010, the Financial Accounting Standards Board ("FASB") issued guidance to amend the disclosure requirements related to recurring and nonrecurring fair value measurements. The guidance requires additional disclosures of transfers of assets and liabilities between Level 1 and Level 2 of the fair value measurement hierarchy, including the reasons and the timing of the transfers and information on purchases, sales, issuance, and settlements on a gross basis in the reconciliation of the assets and liabilities measured under Level 3 of the fair value measurement hierarchy. This guidance is effective for the Company beginning January 1, 2011.  As this guidance only requires expanded disclosures, the adoption did not and will not impact the Company's consolidated financial position or results of operations.

Recently issued accounting standards:

In October 2009, the FASB issued new standards that revised the guidance for revenue recognition with multiple deliverables.  These new standards impact the determination of when the individual deliverables included in a multiple-element arrangement may be treated as separate units of accounting.  Additionally, these new standards modify the manner in which the transaction consideration is allocated across the separate identified deliverables by no longer permitting the residual method of allocating arrangement consideration.  These new standards are effective for the Company beginning January 1, 2011.  The Company does not expect the adoption will have a material impact on its consolidated financial position or results of operations.

3.  Acquisition of Vitality Financial, Inc.

On July 30, 2010, the Company entered into an Agreement and Plan of Merger with Vitality pursuant to which Vitality became a wholly owned subsidiary of the Company.  Under the terms of the Merger Agreement, the stockholders of Vitality received, collectively, 97,500 shares of Series E Convertible Preferred Stock of the Company in consideration for all the outstanding stock of Vitality. See Note 10.

Vitality purchases consumer health care receivables from hospitals for patients' uninsured portion of their hospital bill on a non-recourse basis.  Vitality has developed a proprietary credit scoring process to evaluate healthcare non-recourse loans prior to purchase.  As a result of the acquisition, the Company expects to use Vitality's assembled workforce expertise, proprietary healthcare credit scoring system, and customer contacts to expand into the non-recourse financing market.

The goodwill of $13,335 arising from the acquisition consists primarily of the assembled workforce with non-recourse healthcare loan experience.

None of the goodwill recognized is expected to be deductible for income tax purposes.

The following table summarized the consideration paid for Vitality and the amounts of assets acquired and liabilities assumed recognized at the acquisition date:

Consideration
Series E Preferred Stock, 97,500 shares. See Note 10. (a)	$136,500
Fair value of total consideration transferred	$136,500

Recognized amount of identifiable assets acquired and liabilities assumed
Cash	$100,842
Loans receivable (b)	67,516
Prepaid expense	2,232
Equipment	4,600
Identifiable intangible assets (c)	71,950
Financial liabilities	(123,975)
Total identifiable net assets	123,165
Goodwill	13,335
$136,500

(a)
The fair value of the 97,500 shares of Series E Preferred Stock issued as consideration for all of Vitality's outstanding stock was determined on the basis of the closing market price of the Company's Class A Common Stock on the most recent date with a market trade prior to the acquisition date, as the Series E Preferred Stock is convertible at the option of the holder into Class A Common Stock eighteen months after issuance and is mandatorily convertible into Class A Common Stock thirty six months after issuance, in each case at a defined conversion rate.  The conversion rate on the acquisition date was ten shares of Class A Common Stock for each share of Series E Preferred Stock. See Note 10.

(b)	The gross loan balances due under the contracts are $70,716, of which $3,200 is expected to be uncollectible.

(c)
Identifiable intangible assets include a software program to manage the loans receivable ($7,250), proprietary credit scoring algorithm for evaluating non-recourse loans ($20,000), customer lists ($34,700) and lenders licenses ($10,000).

The amounts of Vitality's revenue and losses included in the Company's consolidated statement of operations for the year ended December 31, 2010 and the revenue and losses of the combined entity had the acquisition date been January 1, 2010 or January 1, 2009, are:

	Revenue	Losses
Actual from July 30, 2010 through December 31, 2010	$15,750	$(75,223)
Supplemental pro forma from January 1, 2010 through December 31, 2010	$5,962,066	$(2,558,562)
Supplemental pro forma from January 1, 2009 through December 31, 2009	$4,457	$(1,322,334)

4.  Related Party Note Receivable

On April 15, 2010, the Company sold 200,000 shares of Series D Convertible Preferred Stock ("Series D Preferred") to Aequitas CarePayment Founders Fund, LLC ("Founders Fund") for a purchase price of $10.00 per share.  The Company received a promissory note from Founders Fund for $2,000,000 which bears interest at 5% per annum and was due April 15, 2011. See Notes 8 and 10.  As of September 3, 2010, Founders Fund had paid the total principal and interest balances due.  The Company recorded interest income for the year ended December 31, 2010 of $33,093 for this Note.

5.  Property and Equipment

A summary of the Company's property and equipment as of December 31, 2010 and 2009 is as follows:

	2010	2009
Servicing software	$507,200	$500,000
Office equipment	4,600	—
Assets not yet in service – software	129,985	—
Total fixed assets	641,785	500,000
Accumulated depreciation and amortization	(168,825)	—
Property and equipment, net	$472,960	$500,000

Depreciation and amortization expense was $168,825 and $0 for the years ended December 31, 2010 and 2009, respectively.

6.  Intangible Assets

A summary of the Company's intangible assets as of December 31, 2010 and 2009 is as follows:

	2010	2009
Intangible assets subject to amortization:
Servicing rights (amortized over 25 years)	$9,550,000	$9,550,000
Customer lists (amortized over 1.5 years) (a)	34,700	—
IP Scoring Algorithm (amortized over 5 years) (a)	20,000	—
Software program to manage loans (amortized over 3 years) (a)	7,250	—
Gross carrying value	9,611,950	9,550,000
Accumulated amortization	(394,313)	—
Net carrying value of intangible assets subject to amortization	9,217,637	9,550,000
Intangible assets no subject to amortization:
Lender's licenses	10,000	—
Net carrying value of intangible assets	$9,227,637	$9,550,000
(a)  On July 30, 2010, these intangible assets were acquired in the merger with Vitality.  See Note 3.

Amortization expense was $394,313 and $0 for the years ended December 31, 2010 and 2009, respectively.
Amortization expense for intangible assets subject to amortization is estimated as follows:

Year	Amount
2011	$413,478
2012	388,416
2013	387,410
2014	386,000
2015	384,333
2016 – 2034 (each year)	382,000

7.  Notes Payable

A summary of the Company's notes payable as of December 31, 2010 and  2009 is as follows:

	2010	2009
MH Financial Loan Participation Members	$577,743	$977,743
Aequitas Capital Management, Inc.	—	294,190
Total notes payable	577,743	1,271,933
Current maturities	(577,743)	(294,190)
Notes payable, less current maturities	$—	$977,743

On June 27, 2008, the Company refinanced a promissory note payable to MH Financial Associates by issuing a note payable (the "MH Note") in the amount of $977,743.  The loan amount included $477,743 that was owed to MH Financial as of June 27, 2008 and an additional loan of up to $500,000.  The Company was advanced $200,000 on June 27, 2008, $100,000 on December 31, 2008, $100,000 on February 27, 2009, and $100,000 on November 6, 2009.  Effective as of the date of this refinance, interest accrued on the outstanding principal balance of the loan at a rate of 20% per annum.  The original due date of the MH Note was December 27, 2008 and, as a condition of the December 31, 2008 advance, the due date was extended to December 31, 2009.  On December 31, 2009, the Company was granted a note extension to December 31, 2011, at which time all unpaid interest and principal are due.  In addition, the interest rate on the principal amount outstanding under the MH Note decreases from 20% to 8% per annum after the Company makes principal payments totaling $400,000.  During 2010, the Company made a total of $400,000 in principal payments; and as such the interest rate on the outstanding balance of the MH Note has decreased to 8% per annum.  As of December 31, 2010, MH Financial was dissolved and it distributed its interest in the MH Note to its members.  Each of the members has designated Aequitas as its agent to perform the obligations of the loan originator. The MH Note continues to be secured by substantially all of the assets of the Company.

8.  Mandatorily Redeemable Convertible Preferred Stock

On December 30, 2009, the Company issued 1,000,000 shares of Series D Preferred in connection with the transactions described in Note 1.  On April 15, 2010, the Company sold 200,000 shares of Series D Preferred to Founders Fund for a purchase price of $10.00 per share pursuant to a note receivable in the original principal amount of $2,000,000 and, for no additional consideration, the Company issued a warrant to Founders Fund to purchase up to 1,200,000 shares of the Company's Class A Common Stock at an exercise price of $0.001 per share. See Notes 4 and 10.

Holders of the Series D Preferred receive a preferred dividend of $0.50 per share per annum, when, as and if declared by our Board of Directors, and a liquidation preference of $10 per share, plus cumulative unpaid dividends.  The Company may redeem all of the Series D Preferred at any time upon 30 days prior written notice, and is required to redeem all of the Series D Preferred in January 2013 at a purchase price equal to the liquidation preference in effect on January 1, 2013.  If the Company is unable to redeem the Series D Preferred with cash or other immediately available funds for any reason, the holders of Series D Preferred will have the right to exchange all shares of Series D Preferred for an aggregate 99% ownership interest in CP Technologies.

The fair value of the Series D Preferred was determined using a dividend discount model assuming a 9% discount rate and that the cumulative dividends of $0.50 per share will be accrued and received at the mandatory redemption date (Level 3 inputs in the fair value hierarchy). The resulting fair value of the 1,000,000 shares of Series D Preferred issued on December 30, 2009 was $8,805,140.  As of April 1, 2010, the Company amended the Certificate of Designation for Series D Preferred such that the Series D Preferred is convertible into Class A Common Stock. See Note 10.  The intrinsic value of the beneficial conversion feature resulting from this amendment is $23,052,396; since the intrinsic value of the beneficial conversion feature is greater than the fair value determined at issuance plus the accretion as of April 1, 2010, the amount of the discount assigned to the beneficial conversion was the fair value of the Series D Preferred on April 1, 2010 of $8,896,486.

The $2,000,000 of proceeds from the April 15, 2010 sale of the Series D Preferred was allocated to the debt and warrants based on the relative fair values of each instrument at the time of issuance; the intrinsic value of the beneficial conversion feature at issuance was $245,145.  The proceeds from the sale of the Series D Preferred were allocated as follows:  $929,356 to fair value of warrants, $825,499 to the liability for mandatorily redeemable preferred stock; and $245,145 to the beneficial conversion feature.

The difference between the fair value of the Series D Preferred and the redemption value of $12,000,000 will be accreted to interest expense over the period to redemption in January 2013 using the level yield method.  The carrying value at December 31, 2010 is $1,033,455.

9.  Income Taxes

The components of deferred tax asset are as follows:

	December 31,
	2010	2009
Federal net operating loss carry forwards	$8,879,000	$7,824,000
State net operating loss carry forwards	786,000	639,000
Depreciation and amortization	(147,000)	—
Other	20,000	—
Deferred tax asset	9,538,000	8,463,000
Valuation allowance	(9,538,000)	(8,463,000)
Net deferred tax asset	$—	$—

As of December 31, 2010 the Company had federal and state net operating loss carry forwards of approximately $26.1 million and $17.7 million respectively, expiring during the years 2012 through 2030.

The utilization of the tax net operating loss carry forwards may be limited due to ownership changes.

The differences between the benefit for income taxes and income taxes computed using the U.S. federal income tax rate was as follows:
	For the Years Ended December 31,
	2010	2009
Benefit computed using statutory rate (34%)	$(767,000)	$(312,000)
Change in valuation allowance	723,000	314,000
Change in net operating loss carry forwards based on filed income tax returns	—	59,000
State income tax	(98,000)	(61,000)
Other permanent differences	29,400	—
Stock accretion	115,000	—
Provision for income taxes	$2,400	$—

The Company files income tax returns in various federal and state taxing jurisdictions, which are subject to examination and potential challenge by the taxing authorities.  Challenged positions may be settled by the Company and as a result, there is uncertainty in the income taxes recognized in the financial statements.  The Company applies ASC 740 when determining if any part of the benefit may be recognized in the financial statements.

Interest and penalties associated with uncertain tax positions are recognized as a component of income tax expense.  The liability for payment of interest and penalties was $0 as of December 31, 2010 and 2009, respectively.

The Company is subject to examination in the United States for calendar years ending December 31, 2007 and later.

Due to the current and historical operating losses and potential limitation due to ownership changes, management has provided a full valuation allowance against net deferred tax assets.

10.  Shareholders' Equity

Preferred Stock:

As of April 1, 2010, the Company's Certificate of Designation for Series D Preferred was amended by adding a provision allowing for the conversion of the Series D Preferred at any time after one year after its issuance.  Each share of Series D Preferred Stock is convertible into such number of fully paid and nonassessable shares of Class A Common Stock of the Company as is determined by dividing the amount of $10.00 per share (as adjusted for stock splits, stock dividends, reclassification and the like) by the Conversion Price (defined in the following sentence) applicable to such share in effect on the date the certificate is surrendered for conversion.  The Conversion Price per share of Series D Preferred is 80% of the volume weighted average price of the Class A Common Stock; provided, however, that in no event will the Conversion Price be less than $1.00 per share.

On July 29, 2010, the Company amended its Amended and Restated Articles of Incorporation, as amended, by filing a Second Amended and Restated Certificate of Designation designating 250,000 shares of its Preferred Stock as Series E Convertible Preferred Stock ("Series E Preferred").  Each share of Series E Preferred Stock is convertible into such number of fully paid and nonassessable shares of Class A Common Stock of the Company as is determined by dividing the amount of $10.00 per share (as adjusted for stock splits, stock dividends, reclassification and the like) by the Conversion Price (defined in the following sentence) applicable to such share in effect on the date the certificate is surrendered for conversion.  The Conversion Price per share of Series E Preferred is 80% of the volume weighted average price of the Class A Common Stock; provided, however, that in no event will the Conversion Price be less than $1.00 per share. Series E Preferred may be converted to Class A Common stock 18 months after issuance and is mandatorily convertible to Class A Common Stock 36 months after issuance.  A total of 97,500 shares were issued in connection with the acquisition of Vitality on July 30, 2010.  See Note 3.

Stock Warrants:

As of December 31, 2010, the Company had 4,417 warrants outstanding for Class A Common Stock which are exercisable as follows:
Warrants	Exercise Price Per Share	Expiration Date
3,189	$37.50	April 2015
487	$72.00	June 2016
667	$75.00	July 2011
74	$4,077.00	March 2012

On April 15, 2010, the Company sold 200,000 shares of Series D Preferred to Founders Fund for a purchase price of $10.00 per share. See Note 4.  In connection with the sale of the Series D Preferred, on April 15, 2010, and for no additional consideration, the Company issued a warrant to Founders Fund to purchase up to 1,200,000 shares of the Company's Class A Common Stock at an exercise price of $0.001 per share.  The warrant was exercised on December 16, 2010.

The fair value of the warrant was calculated using the Black-Scholes model using the following assumptions:

Expected life (in years)	5
Expected volatility	40.42%
Risk-free interest rate	2.57%
Expected dividend	—

The fair value of the warrant was determined by allocating the $2,000,000 of proceeds from the sale of the mandatorily redeemable Series D Preferred to the debt and warrants based on the relative fair values of each instrument at the time of issuance.  The resulting fair value of the warrant issued on April 15, 2010 to purchase 1,200,000 shares of Class A Common Stock was $929,356.

Warrants for 7,330 shares of Class A Common Stock were exercised on March 11, 2010, resulting in $260 proceeds to the Company.

Warrants for 6,510,092 shares of Class B Common Stock were exercised on April 2, 2010, resulting in $65,100 proceeds to the Company.

Warrants for 1,200,000 shares of Class A Common Stock were exercised on December 16, 2010, resulting in $1,200 proceeds to the Company.

Common Stock:

At the annual meeting of the shareholders held on March 31, 2010, the Company's shareholders voted to amend the Company's Articles of Incorporation to effect a reverse stock split ("Reverse Stock Split") of the Company's common stock. Pursuant to the Reverse Stock Split, each ten shares of common stock outstanding immediately prior to the Reverse Stock Split were combined and reclassified as one share of fully paid and nonassessable common stock.

At the same annual meeting of the shareholders, the Company's shareholders also voted to amend the Company's Articles of Incorporation to create two classes of common stock, Class A Common Stock and Class B Common Stock.  The Articles authorize 75 million shares of common stock of which 65 million shares are designated as Class A Common Stock and 10 million shares are designated as Class B Common Stock.  Holders of Class A Common Stock are entitled to one vote per share, and holders of Class B Common Stock are entitled to ten votes per share, on any matter submitted to the shareholders.  Effective immediately after the Reverse Stock Split, each share of common stock outstanding was automatically converted into one share of Class A Common Stock.

The consolidated financial statements and notes thereto have been retroactively restated to reflect the Reverse Stock Split and such conversion for all periods presented.

11.  Loss Reimbursement

The Company's servicing agreement with CarePayment, LLC provides for CarePayment, LLC to pay additional  compensation equal to the Company's actual monthly losses for the first quarter of 2010 and an amount equal to 50% of actual monthly losses for the second quarter of 2010.  This additional compensation is intended to reimburse the Company for transition costs that are not specifically identifiable.  For the six months ended June 30, 2010, the period of the agreement, the Company recorded a loss reimbursement of $1,241,912, as other income.

12.  Earnings (Loss) per Common Share

The shares used in the computation of the Company's basic and diluted loss per common share are reconciled as follows:

	Years Ended December 31
	2010	2009
Weighted average basic common shares outstanding	6,307,846	204,345
Dilutive effect of convertible preferred stock (a) (b)	—	—
Dilutive effect of warrants (a) (b)	—	—
Dilutive effect of employee stock options (a) (b)	—	—
Weighted average diluted common shares outstanding (a) (b)	6,307,846	204,345

(a)
 Common stock equivalents outstanding for the year ended December 31, 2010 excluded in the computation of diluted EPS because their effect would be anti-dilutive as a result of applying the treasury stock method are:  warrants to purchase 4,417 shares of Class A Common Stock, 1,200,000 shares of Series D Preferred Stock convertible to purchase shares of Class A Common Stock and 97,500 shares of Series E Preferred Stock based on the conversion calculation described in Note 10, and stock options to purchase 897,950 shares of Class A Common Stock.

(b)
 Common stock equivalents outstanding for the year ended December 31, 2009 excluded in the computation of diluted EPS because their effect would be anti-dilutive as a result of applying the treasury stock method are:  warrants to purchase 11,747 shares of Class A Common Stock, warrants to purchase 6,510,092 shares of Class B Common Stock, and 1,000,000 Series D Preferred Stock convertible to purchase shares of Class A Common Stock.

13.  Employee Benefit Plans

Stock Incentive Plan

In February 2010, the Company adopted the 2010 Stock Option Plan (the "Plan") pursuant to which the Company may grant restricted stock and stock options for the benefit of selected employees and directors.  The Plan was amended in September 2010 to increase authorized grants to a total of 1,000,000 shares of Class A Common Stock.  Grants are issued at prices equal to the estimated fair market value of the stock as defined in the plan on the date of the grant, vest over various terms (generally three years), and expire ten years from the date of the grant.  The Plan allows vesting based upon performance criteria; all current grants outstanding are time-based vesting instruments.  Certain option and share awards provide for accelerated vesting if there is a change in control of the Company (as defined in the Plan).  The fair value of share based options granted is calculated using the Black-Scholes option pricing model.  The Company uses original issuance shares to satisfy share-based payments.  A total of 102,050 shares of Class A Common Stock are reserved for issuance under the Plan at December 31, 2010.

The Company accounts for stock-based compensation by estimating the fair value of options granted using a Black-Scholes option valuation model.  The Company recognizes the expense for grants of stock options on a straight-line basis in the statements of operations as operating expense based on their fair value over the requisite service period.

For stock options issued in February 2010, the following assumptions were used:

Expected life (in years)	5.5
Expected volatility	40.90%
Risk-free interest rate	2.58%
Expected dividend	—
Weighted average fair value per share	$0.061

For stock options issued in July 2010, the following assumptions were used:

Expected life (in years)	6.0
Expected volatility	39.65%
Risk-free interest rate	1.95%
Expected dividend	—
Weighted average fair value per share	$0.057

Expected volatilities are based on historic volatilities from traded shares of a selected publicly traded peer group. Historic volatility has been calculated using the previous two years' daily share closing price of the index companies. The Company has no historical data to estimate forfeitures. The expected term of options granted is the safe harbor period approved by the SEC using the vesting period and the contract life as factors. The risk-free rate for periods matching the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

A summary of option activity under the Plan during the year ended December 31, 2010 is presented below:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value
Options outstanding at December 31, 2009	—
Granted	897,950	$0.19
Cancelled	—
Exercised	—
Options outstanding at December 31, 2010	897,950	$0.19	9.1	$—
Options exercisable at December 31, 2010	262,343	$0.20	9.1	$—
The Company recorded compensation expense for the estimated fair value of options issued of $31,309 and $0 for the years ended December 31, 2010 and 2009, respectively.  As of December 31, 2010, the Company had $23,023 of unrecognized compensation cost related to unvested share-based compensation arrangements granted under the Plan. The unamortized cost is expected to be recognized over a weighted-average period of 1.4 years.

401(k) Savings Plan

Employees of the Company are eligible to participate in a 401(k) Savings Plan.  The Company matches 100% of the first 3% of eligible compensation and 50% of the next 2% of eligible compensation that employees contribute to the plan; the Company's matching contributions vest immediately.  The Company recorded expense of $52,437 and $0 for the years ended December 31, 2010 and 2009, respectively.

14.  Commitments and Contingencies

Operating Leases:

The Company and its subsidiaries lease office space and personal property used in their operations from Aequitas, and affiliate.  Beginning in 2011, the Company and its subsidiary lease space in San Francisco, California.  At December 31, 2010, the Company's aggregate future minimum payments for operating leases with the affiliate having initial or non-cancelable lease terms greater than one year are payable as follows:

Year	Required Minimum Payment
2011	$318,552
2012	$336,560
2013	$347,201
2014	$315,877
2015	$109,155
2016	$9,120

For the years ended December 31, 2010 and 2009, the Company incurred rent expense of $238,563 and $60,000, respectively.

Off-Balance Sheet Arrangements:

The Company does not have any off-balance sheet arrangements.

Litigation:

From time to time the Company may become involved in ordinary, routine or regulatory legal proceedings incidental to the Company's business.  In July 2010, a former employee of Vitality filed a complaint in Orange County, California, alleging breach of contract, breach of fiduciary duty, fraud, and negligent misrepresentation against Vitality and its officers.  The plaintiff seeks damages relating to unexercised stock option grants and other matters related to the sale of Vitality to the Company. See Note 3.  The Company believes the claim is without merit and does not believe that the claim will have a material impact on the Company's financial position or results of operations.

15.  Fair Value Measures

Fair Value:

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  It establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 –	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.
Level 2 –
Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 –	Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

Fair Value of Financial Instruments:

The carrying value of the Company's cash and cash equivalents, related party receivable, accounts payable and other accrued liabilities approximate their fair values due to the relatively short maturities of those instruments.

The fair value of the Company's mandatorily redeemable convertible Series D Preferred issued on December 30, 2009 and April 15, 2010 was determined using a dividend discount model and additionally for the April 15, 2010 sale of the Series D Preferred, the proceeds from the sale were allocated to the debt and attached warrant based on the relative fair values of each instrument at the time of issuance; the intrinsic value of the beneficial conversion feature was computed and recorded as a discount to the Series D Preferred and Additional Paid-In Capital.  The assumptions used in the fair value calculation at December 31, 2009 would be the same at December 31, 2010.  The difference between the fair value at issue date and the redemption value is being accreted into expense over the period to redemption in January 2013 using the level yield method.  The fair value of the Series D Preferred at December 31, 2010 is $11,528,000 based on a discounted cash flow model.

The fair value of the notes payable was calculated using our estimated borrowing rate for similar types of borrowing arrangements for the years ended December 31, 2010 and 2009.  The Company's estimated borrowing rate has not changed; therefore, the carrying amounts reflected in the consolidated balance sheets for notes payable approximate fair value.

16.  Related-Party Transactions

Effective January 1, 2010, Aequitas began providing CP Technologies certain management support services such as accounting, financial, human resources and information technology services, under the terms of the Administrative Services Agreement dated December 31, 2009.  The total fee for the services is approximately $65,100 per month.  For 2011, the fee will be $46,200 per month based upon reduced services to be provided in 2011.  Both parties may change the services (including terminating a particular service) upon 180 days prior written notice to the other party, and the Administrative Services Agreement is terminable by either party on 180 days notice.  The Company paid fees under the Administrative Services Agreement to Aequitas of $781,200 for the year ended December 31, 2010, which are included in sales, general and administrative expense.

Under the terms of the Sublease dated December 31, 2009 between CP Technologies and Aequitas, CP Technologies leases certain office space and personal property from Aequitas pursuant to the Sublease.  The rent for the real property is $12,424 per month, and will increase by 3% each year beginning January 1, 2011.  The rent for the personal property is $6,262 per month, and CP Technologies also pays all personal property taxes related to the personal property it uses under the Sublease.  The Company paid fees under the Sublease to Aequitas of $224,235 and $60,000 for the years ended December 31, 2010 and 2009, respectively, which are included in sales, general and administrative expense.

Effective on December 31, 2009, the Company and Aequitas entered into an amended and restated Advisory Agreement ("Advisory Agreement").  Under the terms of the Advisory Agreement, Aequitas provides services to the Company relating to strategy development, strategic planning, marketing, corporate development and such other advisory services as the Company reasonably requests from time to time.  The Company pays Aequitas a monthly fee of $15,000 for such services.  In addition, Aequitas will receive a success fee in the event of certain transactions entered into by the Company.  The Company paid fees under the Advisory Agreement to Aequitas of $230,000 for the year ended December 31, 2010, which are included in sales, general and administrative expense and includes a $50,000 success fee related to the acquisition of Vitality. See Note 3.

Effective December 31, 2009, a Royalty Agreement was entered into between CP Technologies and Aequitas, whereby CP Technologies pays Aequitas a royalty based on new products (the "Products") developed by CP Technologies or its affiliates or co-developed by CP Technologies or its affiliates and Aequitas or its affiliates and that are based on or use the Software.  The royalty is equal to (i) 1.0% of the net revenue received by CP Technologies or its affiliates and generated by the Products that utilize funding provided by Aequitas or its affiliates, and (ii) 7.0% of the face amount, or such other percentage as the parties may agree, of receivables serviced by CP Technologies or its affiliates that do not utilize such funding.  No fees were paid under the Royalty Agreement to Aequitas for year ended December 31, 2010.

Beginning January 1, 2010, the Company recognized revenue in conjunction with a servicing agreement with CarePayment, LLC.  CarePayment, LLC pays the Company a servicing fee based on the total funded receivables being serviced, an origination fee on newly generated funded receivables, and a "back-end fee" based on  CarePayment, LLC's quarterly net income, adjusted for certain items.  The Company received fee revenue under this agreement of $5,867,717 for the year ended December 31, 2010.  Additionally the Company recorded implementation revenue of $65,000 for implementation services provided to CarePayment, LLC for the year ended December 31, 2010.

CarePayment, LLC also paid the Company additional compensation equal to the Company's actual monthly losses for the first quarter of 2010, and an amount equal to 50% of actual monthly losses for the second quarter of 2010.  The Company received $1,241,912 under this agreement for the year ended December 31, 2010. See Note 11.

The Company issued a note payable to MH Financial, as described in Note 7.  The Company recorded interest expense on the note payable to MH Financial of $140,499 and $210,268 for the years ended December 31, 2010 and 2009, respectively.  The Company repaid a note payable to Aequitas in June 2010 and recorded interest expense on the note of $14,045 and $41,315 for the years ended December 31, 2010 and 2009, respectively.  The Company paid $195 of interest expense to Aequitas Commercial Finance, LLC, an affiliate of Aequitas, for the year ended December 31, 2010.

As of December 31, 2010, the Company had a receivable of $28,616 due from CarePayment, LLC for servicing fees.  The Company had accrued interest payable to MH Financial of $423,210 and $282,711 as of December 31, 2010 and December 31, 2009, respectively.  The Company had accrued interest payable to Aequitas of $41,371 as of December 31, 2009 and administrative service fees payable to Aequitas of $79,309 reflected in accounts payable on the consolidated financial statements.  Additionally, the Company has an advance payment from CarePayment, LLC in the amount of $47,442 and a deposit $19,987 on the purchase of loans receivable from an Aequitas affiliate, both of which are recorded as a related party liability on the consolidated financial statements.

17.  Subsequent Events

On March 31, 2011, Company entered into a Subscription Agreement (the "Subscription Agreement") with Aequitas Holdings, LLC ("Holdings") pursuant to which Holdings purchased 1,500,000 shares of the Company's Class B Common Stock (the "Class B Shares") at $1.00 per Class B Share for aggregate consideration of $1,500,000.  Under the Company's Second Amended and Restated Articles of Incorporation, each Class B Share is convertible at any time, at the option of Holdings, into a share of the Company's Class A Common Stock.

(b)  The following financial statements are filed as part of the Registration Statement:

Condensed Consolidated Balance Sheets as of June 30, 2011 and December 31, 2010 (unaudited)
Condensed Consolidated Statements of Operations for the Three and Six Months Ended June 30, 2011 and 2010 (unaudited)
Condensed Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2011 and 2010 (unaudited)
Notes to Condensed Consolidated Financial Statements (unaudited)

CAREPAYMENT TECHNOLOGIES, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
June 30, 2011 and December 31, 2010
(UNAUDITED)

	2011	2010
Assets
Current Assets:
Cash and cash equivalents	$336,171	$555,975
Related party receivable	48,801	28,616
Prepaid expenses	141,826	40,215
Total current assets	526,798	624,806

Property and equipment, net	822,228	472,960
Intangible assets, net	9,021,862	9,227,637
Deposits	36,100	17,100
Goodwill	13,335	13,335

Total assets	$10,420,323	$10,355,838

Liabilities and Shareholders' Equity
Current Liabilities:
Accounts payable	$1,237,831	$1,216,916
Accrued interest	446,130	423,210
Related party liabilities	89,954	67,429
Accrued liabilities	109,782	85,483
Current maturities of notes payable	577,743	577,743
Total current liabilities	2,461,440	2,370,781

Other liabilities	67,890	—
Mandatorily redeemable preferred stock, Series D, no par value: 1,200,000 shares authorized, 1,200,000 shares issued and outstanding at June 30, 2011 and December 31, 2010, net of discount of $10,787,925 and $10,966,545 at June 30, 2011 and December 31, 2010, respectively, liquidation preference of $12,000,000 at June 30, 2011	1,212,074	1,033,455
Total liabilities	3,741,404	3,404,236

Shareholders' Equity:
CarePayment Technologies, Inc. shareholders’ equity:
Preferred stock, Series E, no par value: 250,000 shares authorized, 97,500 shares issued and outstanding at June 30, 2011 and December 31, 2010	136,500	136,500
Common stock, no par value: Class A, 65,000,000 shares authorized, 2,590,787 issued and outstanding at June 30, 2011 and December 31, 2010, Class B, 10,000,000 shares authorized, 8,010,092 shares issued and outstanding at June 30, 2011 and 6,510,092 shares issued and outstanding at December 31, 2010	19,589,151	18,089,151
Additional paid-in-capital	21,866,562	21,857,507
Accumulated deficit	(34,899,799)	(33,127,616)
Total CarePayment Technologies, Inc. shareholders' equity	6,692,414	6,955,542
Noncontrolling interest	(13,495)	(3,940)
Total shareholders’ equity	6,678,919	6,951,602

Total liabilities and shareholders’ equity	$10,420,323	$10,355,838

The accompanying notes are an integral part of these condensed consolidated financial statements.

CAREPAYMENT TECHNOLOGIES, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

	Three Months Ended June 30		Six Months Ended June 30
	2011	2010	2011	2010
Service fees revenue	$1,621,741	$1,534,528	$3,130,028	$2,839,245
Other	290,000	—	580,000	—
Total revenue	1,911,741	1,534,528	3,710,028	2,839,245
Cost of revenue	1,229,791	1,118,160	2,409,543	2,241,642
Gross margin	681,950	416,368	1,300,485	597,603

Operating expenses:
Sales, general and administrative	1,600,377	1,051,627	2,869,709	1,941,851

Loss from operations	(918,427)	(635,259)	(1,569,224)	(1,344,248)

Other income (expense):
Other income	35	19,418	785	19,418
Loss reimbursement	—	368,541	—	1,241,912
Interest expense:
Interest expense	(11,523)	(64,809)	(22,920)	(137,512)
Accretion of preferred stock discount	(93,177)	(56,432)	(178,619)	(147,778)
Total interest expense	(104,700)	(121,241)	(201,539)	(285,290)
Other income (expense), net	(104,665)	266,718	(200,754)	976,040

Net loss before income tax	(1,023,092)	(368,541)	(1,769,978)	(368,208)
Income tax expense	7,600	—	11,760	333
Net loss	(1,030,692)	(368,541)	(1,781,738)	(368,541)
Less: Net income (loss) attributable to noncontrolling interest	(6,506)	(2,951)	(9,555)	(5,376)
Net loss attributable to CarePayment Technologies, Inc.	$(1,024,186)	$(371,492)	(1,772,183)	(373,917)

Net loss per share:
Basic and diluted	$(0.10)	$(0.05)	$(0.18)	$(0.08)
Weighted average number of shares outstanding:
Basic and diluted	10,600,879	7,757,629	9,855,023	4,588,876

The accompanying notes are an integral part of these condensed consolidated financial statements.

CAREPAYMENT TECHNOLOGIES, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
	Six Months Ended June 30
	2011	2010
Cash Flows From Operating Activities:
Net loss	$(1,781,738)	$(368,541)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	310,354	274,333
Accretion of preferred stock discount	178,619	147,778
Stock-based compensation	9,055	22,429
Change in assets and liabilities:
Decrease (increase) in assets:
Related party receivable	(20,185)	(285,040)
Prepaid expenses	(101,611)	(87,083)
Deposits	(19,000)	—
Increase (decrease) in liabilities:
Accounts payable	20,915	655,906
Accrued interest	22,920	81,801
Accrued and other liabilities	92,189	108,928
Related party liabilities	22,525	—
Net cash provided by (used in) operating activities	(1,265,957)	550,511

Cash Flows From Investing Activities:
Purchases of property and equipment	(453,847)	(7,200)
Investment in loans receivable	(39,522)	—
Proceeds from sale of receivable	39,522	—
Net cash used in investing activities	(453,847)	(7,200)

Cash Flows From Financing Activities:
Payments on notes payable	—	(397,590)
Proceeds from collection of related party note receivable	—	250,000
Proceeds from revolving credit line	—	31,000
Payment on revolving credit line	—	(31,000)
Proceeds from sale of Class B Common Stock	1,500,000	—
Proceeds from exercise of warrants	—	65,360
Net cash provided by (used in) financing activities	1,500,000	(82,230)

Change in cash	(219,804)	461,081
Cash, beginning of period	555,975	69,097
Cash, end of period	$336,171	$530,178

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$—	$55,712
Cash paid for income taxes	$11,760	$333

The accompanying notes are an integral part of these condensed consolidated financial statements.

CAREPAYMENT TECHNOLOGIES, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.  Business Activity

Overview

CarePayment Technologies, Inc. ("we," "us," "our," "CarePayment" or the "Company”) was incorporated as an Oregon corporation in 1991.  From inception until September 28, 2007, we manufactured custom cable assemblies and mechanical assemblies for the medical and commercial original equipment manufacturer (OEM) markets.  We were experiencing considerable competition by late 2006 as our customers aggressively outsourced competing products from offshore suppliers.  In the first quarter of 2007, a customer that accounted for over 30% of our revenues experienced a recall of one of its major products by the U.S. Food and Drug Administration.  As a result the customer cancelled its orders with us, leaving us with large amounts of inventory on hand and significantly reduced revenue.

On May 31, 2007 we informed our three secured creditors, BFI Business Finance, VenCore Solution, LLC and MH Financial Associates, LLC ("MH Financial"), that we were unable to continue business operations due to continuing operating losses and a lack of working capital.  At that time we voluntarily surrendered our assets to these secured creditors, following which we and our wholly owned subsidiary, Moore Electronics, Inc. ("Moore"), operated for the benefit of the secured creditors until September 2007, when we ceased manufacturing operations and became a shell company.  MH Financial was at that time an affiliate of ours.  See Note 6.

Following September 2007 and continuing until December 31, 2009, we had no operations.  Our Board of Directors, however, decided to maintain us as a shell company to seek opportunities to acquire a business or assets sufficient to operate a business.  To help facilitate our search for suitable business acquisition opportunities, among other goals, on June 27, 2008 we entered into an advisory services agreement with Aequitas Capital Management, Inc. (“Aequitas”) to provide us with strategy development, strategic planning, marketing, corporate development and other advisory services

Effective at the end of December 2009, we acquired certain assets and rights that enabled us to begin building a business that services accounts receivable for other parties.  The assets and rights we acquired had been previously developed by Aequitas and its affiliate, CarePayment, LLC, under the CarePayment® brand for servicing accounts receivable generated by healthcare providers in connection with providing healthcare services to their patients.  The assets and rights we acquired included the exclusive right to administer, service and collect patient accounts receivable generated by healthcare providers and purchased by CarePayment, LLC or its affiliates, and a proprietary software product that is used to manage the servicing.  Typically CarePayment, LLC or one of its affiliates purchase patient accounts receivables from hospitals and then we administer, service and collect them on behalf of CarePayment, LLC, or one of its affiliates, for a fee.  Although we intend to grow our business to include servicing of accounts receivable on behalf of other parties, currently CarePayment, LLC is our only customer.

To facilitate building the business, on December 30, 2009 we, Aequitas and CarePayment, LLC formed an Oregon limited liability company called CP Technologies LLC ("CP Technologies").  We contributed shares of our newly authorized Series D Convertible Preferred Stock ("Series D Preferred") and warrants to purchase shares of our Class B Common Stock to CP Technologies.  Aequitas and CarePayment, LLC contributed to CP Technologies the CarePayment® assets and rights described in the foregoing paragraph.  CP Technologies then distributed the shares of Series D Preferred to Aequitas and CarePayment, LLC, and the warrants to purchase shares of Class B Common to CarePayment, LLC, to redeem all but half of one membership unit (a "Unit") held by each of them.  Following these transactions, we own 99% of CP Technologies, and Aequitas and CarePayment, LLC each own 0.5% of CP Technologies as of December 31, 2009.

The Healthcare Receivables Servicing Industry and Our Business

On January 1, 2010 and as a result of the transactions described above, CP Technologies began building a business to service hospital patient receivables for an affiliate of the Company, CarePayment, LLC.

Generally, the majority of an account receivable that a hospital generates in connection with providing healthcare services is paid by private medical insurance, Medicare or Medicaid.  The balance of an account receivable that is not paid by those sources is due directly from the patient.  Often, hospitals do not prioritize collecting that balance as a result of the effort and expense required to collect directly from a patient.

Our affiliate, CarePayment, LLC, offers healthcare providers a receivables servicing alternative.  CarePayment, LLC, either alone or through an affiliate, purchases from healthcare providers the balance of their accounts receivable that are due directly from patients.  A patient whose healthcare receivable is acquired by CarePayment, LLC is offered the CarePayment program with a loyalty card and a line of credit and, if they accept the terms of the offer, becomes a CarePayment® customer.  The patient's CarePayment® card has an initial outstanding balance equal to the account receivable CarePayment purchased from the healthcare provider.  Balances due on the CarePayment® card are generally payable over up to 25 months with no interest.

On December 31, 2009, CP Technologies entered into a Servicing Agreement (the "Servicing Agreement") with CarePayment, LLC under which CP Technologies has the exclusive right to collect, administer and service all accounts receivable purchased or controlled by CarePayment, LLC or its affiliates.  CarePayment, LLC also appointed CP Technologies as a non-exclusive originator of receivables purchased or controlled by CarePayment, LLC, including the right to negotiate with hospitals on behalf of CarePayment, LLC with respect to collecting, administering and servicing receivables purchased by CarePayment, LLC or its affiliates from hospitals.  While CP Technologies services the accounts receivable, CarePayment, LLC retains ownership of them.  In addition to servicing receivables on behalf of CarePayment, LLC, CP Technologies also analyzes potential receivable acquisitions for CarePayment, LLC and recommends a course of action when it determines that collection efforts for existing receivables are no longer effective.

In exchange for its services, CarePayment, LLC pays CP Technologies origination fees at the time CarePayment, LLC purchases and delivers receivables to CP Technologies for servicing, a monthly servicing fee based on the total principal amount of receivables that CP Technologies is servicing, and a quarterly fee based upon a percentage of CarePayment, LLC's quarterly net income, adjusted for certain items.

On July 30, 2010, the Company entered into an Agreement and Plan of Merger with Vitality Financial, Inc. (“Vitality”) pursuant to which Vitality became a wholly owned subsidiary of the Company.  Under the terms of the Merger Agreement, the stockholders of Vitality received, collectively, 97,500 shares of Series E Convertible Preferred Stock of the Company in consideration for all the outstanding stock of Vitality.

Vitality purchases healthcare receivables from hospitals on a non-recourse basis, then services the receivables which are subsequently sold to an affiliate. Vitality has developed a proprietary healthcare credit scoring process to evaluate healthcare non-recourse loans prior to purchase. Upon credit approval, customers are offered a line of credit. When the customer accepts the terms of the agreement, the Company purchases the customers hospital receivable balance at a discount. Interest rates charged to the consumer on these loans are generally less than traditional credit card rates. Payment terms are generally up to 24 months.

Liquidity

Substantially all of the Company’s revenue and cash receipts are generated from the servicing contract with CarePayment, LLC.  Origination and servicing revenues are generated based upon the volume of receivables that CarePayment, LLC or its affiliates purchase.

During 2010 and the first six months in 2011, the Company added headcount, trained staff and hired a software development firm to develop additional systems to manage the servicing operation in preparation for the projected receivables volume increases. New volume from existing CarePayment, LLC’s customers has been on schedule, but servicing volumes from new CarePayment, LLC customers continues to be less than projected. Although the Company expects the third quarter 2011 volume of serviced receivables will increase over the second quarter of 2011, the Company expects it will use cash for operations during the third quarter of 2011.

On March 31, 2011, Aequitas Holdings LLC (“Holdings”) purchased an additional 1.5 million shares of the Company’s Class B Common Stock for $1.00 per share to provide working capital for the Company until the end of the fourth quarter when the Company forecasts positive cash flows from operations.  Holdings now owns 7,910,092 shares of Class B Common Stock which equates to 94% of the voting shares of the Company.  Should this $1.5 million of cash from the equity infusion be insufficient to meet the Company’s liquidity needs over the next year or until such time as the Company has positive cash flow, Holdings has advised the Company that it is prepared to provide liquidity either in the form of an additional equity infusion or a line of credit to the Company.

2.    Summary of Significant Accounting Policies

Principles of consolidation:

The consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries, Moore and Vitality and its 99% owned subsidiary, CP Technologies LLC. All intercompany transactions have been eliminated.

Reclassifications and restatements:

On March 31, 2010, at the annual meeting of the shareholders, the Company's shareholders voted to amend the Company’s Amended and Restated Articles of Incorporation, as amended (the “First Restated Articles), to effect a reverse stock split (the “Reverse Stock Split”) of the Company's Common Stock. Pursuant to the Reverse Stock Split, each ten shares of Common Stock held by a shareholder immediately prior to the Reverse Stock Split were combined and reclassified as one share of fully paid and nonassessable Common Stock.  The consolidated financial statements have been retroactively restated to reflect share and per share data related to such Reverse Stock Split for all periods presented.

Estimates and assumptions:

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Concentration of credit risk:

Loans receivable — Loans receivable are with consumers who may be affected by the current economic environment.  The Company believes it has adequately provided for potential credit losses.  The Company has no loans receivable outstanding at June 30, 2011.

Revenue from one source — The Company currently generates substantially all its revenue through one servicing agreement with a related party.

Cash and investments — The Company maintains its cash in bank accounts; at times, the balances in these accounts may exceed federally insured limits.  The Company has not experienced any losses in such accounts and has taken measures to limit exposure to any significant risk.

Cash and cash equivalents:

Cash and cash equivalents are stated at cost, which approximates fair value, and include investments with maturities of three months or less at the date of acquisition.  Cash and cash equivalents consist of bank deposits.

Accounts receivable:

Accounts receivable are recorded net of an allowance for doubtful accounts.  The Company makes ongoing estimates of the collectability of accounts receivable and maintains an allowance for estimated losses.  The allowance for doubtful accounts was $0 at June 30, 2011.

Loans receivable and provision for credit losses:

The Company purchases consumer healthcare receivables at a discount from hospitals which are recorded as loans receivable.  The discounted price ranges from 12% to 60% of face value depending on the credit worthiness of the consumer.  These healthcare receivables are purchased under Vitality’s lender’s license, and then become consumer loans; the Company then sells the receivables, which are backed by the consumer loans, to an affiliate at the net book value of the consumer loans and the Company continues to service the loans.

Loans receivable are stated at unpaid principal balances, less a provision for credit losses.  Discounts are recorded as deferred revenue; deferred revenue is recognized as revenue over the estimated life of each loan receivable using the interest method.

The provision for loan losses is maintained at a level which, in management’s judgment, is adequate to absorb credit losses inherent in the Company’s outstanding loans.  The amount of the provision is based on management’s evaluation of the collectability of the loans, trends in historical loss experience, specific impaired receivables, economic conditions and other inherent risks.

As of June 30, 2011 and December 31, 2010, there were no loan receivable balances outstanding, although the Company was servicing $52,000 and $81,000 of loans receivable, respectively which have been sold to an affiliate.

Property and equipment:

Property and equipment is comprised of servicing software and computer equipment which are stated at original estimated fair value and office equipment and leasehold improvements which are stated at cost, net of accumulated amortization and depreciation. Additionally, the Company has construction in progress for capitalizable software. Internal and external costs incurred to develop internal use computer software during the application development stage are capitalized in accordance with ASC 350. Depreciation and amortization expense is computed using the straight-line method over the estimated useful lives of the assets beginning at the time the asset is placed in service. The estimated useful life of the software and the software licenses is three years, the estimated useful life of the office furniture is five years and the estimated useful life of used computer equipment is two years. Leasehold improvements are amortized over the life of the lease which is five years. The Company evaluates long-lived assets for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Intangible assets:

Servicing rights:

Servicing rights represent the fair value of the identifiable intangible asset associated with the acquisition of certain business assets on December 31, 2009.  Effective January 1, 2010, the cost associated with this asset is being amortized on a straight line basis over an estimated useful life of 25 years, which is based on the term of the Servicing Agreement that expires in 2034.

Other intangible assets:

Intangible assets acquired as part of the Vitality acquisition include loan processing software, a proprietary credit scoring algorithm and customer lists which are being amortized over the estimated useful lives of 1.5 to 5 years.  Additionally the lender’s licenses are considered to have an indefinite life and are not subject to amortization.  See Note 3.

Amortization expense was $102,888 and $95,500 for the three months ended June 30, 2011 and 2010, respectively and $205,775 and $191,000 for the six months ended June 30, 2011 and 2010, respectively.

Goodwill

Goodwill is recorded at historical cost and is tested for impairment annually or more frequently if events or changes in circumstances indicate that goodwill might be impaired.  We did not recognize impairment losses on goodwill for the three and six months ended June 30, 2011.

Revenue recognition:

Receivable servicing:

The Company recognizes revenue in conjunction with the Servicing Agreement with CarePayment, LLC.  The Company receives a servicing fee equal to 5% annually of total funded receivables being serviced and an origination fee equal to 6% of the original balance of newly generated funded receivables.  The Servicing Agreement also provides that the Company receives 25% of CarePayment, LLC’s quarterly net income, adjusted for certain items.  The Company recognizes revenue related to this agreement, which is evidence of an arrangement, at the time the services are rendered; the servicing fee is recognized as revenue monthly at 1/12 of the annual percent of the funded receivables being serviced for the month; the origination fee is recognized as revenue at the time CarePayment, LLC funds its purchased receivables and the Company assumes the responsibility for servicing these receivables; the 25% of CarePayment, LLC’s net income is recognized as revenue in the quarter that CarePayment, LLC records the net income.  The collectability of the revenue recognized from these related party transactions is considered reasonably assured.

Installation services:

The Company provides software implementation services to hospitals on behalf of CarePayment, LLC.  Implementation fees received from CarePayment, LLC are recognized as revenue when CarePayment, LLC accepts the implementation, which is at the time the hospital can successfully transmit data to CarePayment, LLC.

Loans receivable:

The Company purchases consumer healthcare receivables at a discount from hospitals.  The discount is recorded as deferred revenue on the balance sheet and is recognized as revenue over the estimated life of each receivable using the interest method.  Interest income is not recognized on specific impaired receivables unless the likelihood of further loss is remote; interest income on these receivables is recognized only to the extent of interest payments received.

Cost of revenue:

Cost of revenue is comprised primarily of compensation and benefit costs for servicing employees, costs associated with outsourcing billing, collections and payment processing services, amortization of servicing rights and servicing software and underwriting costs related to loans.

Advertising expense:

Advertising costs are expensed in the period incurred and are included in selling, general and administrative expenses. Total advertising expense, was $5,778 and $1,030 for the three months ended June 30, 2011 and 2010, respectively and $13,813 and $11,073 for the six months ended June 30, 2011 and 2010, respectively.

Income taxes:

The Company accounts for income taxes under an asset and liability approach that requires the recognition of deferred tax assets and liabilities that are determined based on the differences between the financial statement bases and tax bases of assets and liabilities using enacted tax rates.  A valuation allowance is recorded to reduce a deferred tax asset to that portion of the deferred tax asset that is expected to more likely than not be realized.

The Company reports a liability, if any, for unrecognized tax benefits resulting from uncertain income tax positions taken or expected to be taken in an income tax return.  Estimated interest and penalties, if any, are recorded as a component of interest expense and other expense, respectively.

Stock-based compensation:

Stock-based compensation cost is estimated at the grant date based on the award’s fair value and is recognized as expense over the requisite service period using the straight-line attribution method.  Stock-based compensation for stock options granted is estimated using the Black-Scholes option pricing model.

Warrants to purchase the Company’s stock:

The fair value of warrants to purchase the Company’s stock issued for services or in exchange for assets is estimated at the issue date using the Black-Scholes model.

Earnings (loss) per common share:

Basic earnings (loss) per common share (“EPS”) is calculated by dividing net income (loss) attributable to the Company by the weighted average number of shares of common stock outstanding during the period.  Fully diluted EPS assumes the conversion of all potentially dilutive securities and is calculated by dividing net income by the sum of the weighted average number of shares of common outstanding plus potentially dilutive securities determined using the treasury stock method.  Dilutive loss per share does not consider the impact of potentially dilutive securities in periods in which there is a loss because the inclusion of the potentially dilutive securities would have an anti-dilutive effect.

Comprehensive income (loss):

The Company has no components of Other Comprehensive Income (Loss) and, accordingly, no statement of Comprehensive Income (Loss) is included in the accompanying Condensed Consolidated Financial Statements.

Operating segments and reporting units:

The Company operates as a single business segment and reporting unit.

Recently adopted accounting standards:

In January 2010, the Financial Accounting Standards Board (“FASB”) issued guidance to amend the disclosure requirements related to recurring and nonrecurring fair value measurements. The guidance requires additional disclosures of transfers of assets and liabilities between Level 1 and Level 2 of the fair value measurement hierarchy, including the reasons and the timing of the transfers and information on purchases, sales, issuance, and settlements on a gross basis in the reconciliation of the assets and liabilities measured under Level 3 of the fair value measurement hierarchy. This guidance is effective for the Company beginning January 1, 2011.  As this guidance only requires expanded disclosures, the adoption did not and will not impact the Company’s consolidated financial position or results of operations.

In October 2009, the FASB issued new standards that revised the guidance for revenue recognition with multiple deliverables.  These new standards impact the determination of when the individual deliverables included in a multiple-element arrangement may be treated as separate units of accounting.  Additionally, these new standards modify the manner in which the transaction consideration is allocated across the separate identified deliverables by no longer permitting the residual method of allocating arrangement consideration.  These new standards are effective for the Company beginning January 1, 2011.  The adoption did not have a material impact on the Company’s consolidated financial position or results of operations.

3.    Acquisition of Vitality Financial, Inc.

On July 30, 2010, the Company entered into an Agreement and Plan of Merger with Vitality pursuant to which Vitality became a wholly owned subsidiary of the Company.  Under the terms of the Merger Agreement, the stockholders of Vitality received, collectively, 97,500 shares of Series E Convertible Preferred Stock of the Company in consideration for all the outstanding stock of Vitality. See Note 8.

Vitality purchases consumer health care receivables from hospitals for patients’ uninsured portion of their hospital bill on a non-recourse basis.  Vitality has developed a proprietary credit scoring process to evaluate healthcare non-recourse loans prior to purchase.  As a result of the acquisition, the Company expects to use Vitality’s assembled workforce expertise, proprietary healthcare credit scoring system, and customer contacts to expand into the non-recourse financing market.

The goodwill of $13,335 arising from the acquisition consists primarily of the assembled workforce with non-recourse healthcare loan experience.

None of the goodwill recognized is expected to be deductible for income tax purposes.

The following table summarized the consideration paid for Vitality and the amounts of assets acquired and liabilities assumed recognized at the acquisition date:

Consideration
Series E Preferred Stock, 97,500 shares. See Note 8. (a)	$136,500
Fair value of total consideration transferred	$136,500

Recognized amount of identifiable assets acquired and liabilities assumed
Cash	$100,842
Loans receivable (b)	67,516
Prepaid expense	2,232
Equipment	4,600
Identifiable intangible assets (c)	71,950
Financial liabilities	(123,975)
Total identifiable net assets	123,165
Goodwill	13,335
$136,500

(a)
The fair value of the 97,500 shares of Series E Preferred Stock issued as consideration for all of Vitality’s outstanding stock was determined on the basis of the closing market price of the Company’s Class A Common Stock on the most recent date with a market trade prior to the acquisition date, as the Series E Preferred Stock is convertible at the option of the holder into Class A Common Stock eighteen months after issuance and is mandatorily convertible into Class A Common Stock thirty six months after issuance, in each case at a defined conversion rate.  The conversion rate on the acquisition date was ten shares of Class A Common Stock for each share of Series E Preferred Stock. See Note 8.

(b)	The gross loan balances due under the contracts are $70,716, of which $3,200 is expected to be uncollectible.
(c)
Identifiable intangible assets include a software program to manage the loans receivable ($7,250), proprietary credit scoring algorithm for evaluating non-recourse loans ($20,000), customer lists ($34,700) and lenders licenses ($10,000).

The amounts of Vitality’s revenue and losses included in the Company’s consolidated statements of operations for the six months ended June 30, 2011 and 2010 and the revenue and losses of the combined entity had the acquisition date been January 1, 2010 are:
	Revenue	Losses
Actual from January 1, 2011 through June 30, 2011	$1,675	$(65,830)
Actual from January 1, 2010 through June 30, 2010	$10,973	$(186,204)
Supplemental pro forma from January 1, 2010 through June 30, 2010	$2,850,218	$(569,520)

4.    Related Party Note Receivable

On April 15, 2010, the Company sold 200,000 shares of Series D Convertible Preferred Stock (“Series D Preferred”) to Aequitas CarePayment Founders Fund, LLC (“Founders Fund”) for a purchase price of $10.00 per share.  The Company received a promissory note from Founders Fund for $2,000,000 which bears interest at 5% per annum and was due April 15, 2011. See Notes 7 and 8.  The note was repaid on September 3, 2010.

5.    Property and Equipment

A summary of the Company's property and equipment as of June 30, 2011 and December 31, 2010 is as follows:

	2011	2010
Servicing software	$507,200	$507,200
Office furniture and equipment	46,967	4,600
Leasehold improvements	195,548	—
Assets not yet in service – software	345,917	129,985
Total fixed assets	1,095,632	641,785
Accumulated depreciation and amortization	(273,404)	(168,825)
Property and equipment, net	$822,228	$472,960

Depreciation and amortization expense was $57,939 and $41,667 for the three months ended June 30, 2011 and 2010, respectively and $104,579 and $83,333 for the six months ended June 30, 2011 and 2010,, respectively.

6.    Notes Payable

A summary of the Company's note payable as of June 30, 2011 and December 31, 2010 is as follows:

	2011	2010
MH Financial Loan Participation Members	$577,743	$577,743
Current maturities	(577,743)	(577,743)
Notes payable, less current maturities	$—	$—

On June 27, 2008, the Company refinanced a promissory note payable to MH Financial Associates by issuing a note payable (the “MH Note”) in the amount of $977,743.  On December 31, 2009, the Company was granted a note extension to December 31, 2011, at which time all unpaid interest and principal are due.  In addition, the interest rate on the principal amount outstanding under the MH Note decreased from 20% to 8% per annum after the Company made total principal payments of $400,000 during 2010.  As of December 31, 2010, MH Financial was dissolved and it distributed its interest in the MH Note to its members.  Each of the members has designated Aequitas as its agent to perform the obligations of the loan originator. The MH Note continues to be secured by substantially all of the assets of the Company.  Interest expense was $11,523 and $61,460 for the three months ended June 30, 2011 and 2010, respectively and $22,920 and $123,271 for the six months ended June 30, 2011 and 2010, respectively.

On December 31, 2008, the Company entered into a multiple advance promissory note payable to Aequitas.  In February 2010, the Company repaid $200,000 on the promissory note payable to Aequitas and in June 2010, the Company repaid the remaining balance of $94,190.  Interest expense was $3,349 and $14,045 for the three and six months ended June 30, 2010, respectively.

On January 15, 2010, CarePayment entered into agreements pursuant to which it could borrow up to a maximum of $500,000 from Aequitas Commercial Finance, LLC (“ACF”), an affiliate of Aequitas.  The Company was advanced $31,000 on January 14, 2010, which was repaid on February 12, 2010.  As of June 30, 2010, there are no outstanding advances under these agreements with ACF.  These agreements expired on March 31, 2010.  Interest expense for the three and six months ended June 30, 2010 was $0 and $196, respectively.

7.    Mandatorily Redeemable Convertible Preferred Stock

On December 30, 2009, the Company issued 1,000,000 shares of Series D Preferred in connection with the transactions described in Note 1.  On April 15, 2010, the Company sold 200,000 shares of Series D Preferred to Founders Fund for a purchase price of $10.00 per share pursuant to a note receivable in the original principal amount of $2,000,000 and, for no additional consideration, the Company issued a warrant to Founders Fund to purchase up to 1,200,000 shares of the Company's Class A Common Stock at an exercise price of $0.001 per share. See Notes 4 and 8.

Holders of the Series D Preferred receive a preferred dividend of $0.50 per share per annum, when, as and if declared by our Board of Directors, and a liquidation preference of $10 per share, plus cumulative unpaid dividends.  The Company may redeem all of the Series D Preferred at any time upon 30 days prior written notice, and is required to redeem all of the Series D Preferred in January 2013 at a purchase price equal to the liquidation preference in effect on January 1, 2013.  If the Company is unable to redeem the Series D Preferred with cash or other immediately available funds for any reason, the holders of Series D Preferred will have the right to exchange all shares of Series D Preferred for an aggregate 99% ownership interest in CP Technologies.

The fair value of the Series D Preferred was determined using a dividend discount model assuming a 9% discount rate and that the cumulative dividends of $0.50 per share will be accrued and received at the mandatory redemption date (Level 3 inputs in the fair value hierarchy). The resulting fair value of the 1,000,000 shares of Series D Preferred issued on December 30, 2009 was $8,805,140.  As of April 1, 2010, the Company amended the Certificate of Designation for Series D Preferred such that the Series D Preferred is convertible into Class A Common Stock. See Note 8.  The intrinsic value of the beneficial conversion feature resulting from this amendment is $23,052,396; since the intrinsic value of the beneficial conversion feature is greater than the fair value determined at issuance plus the accretion as of April 1, 2010, the amount of the discount assigned to the beneficial conversion was the fair value of the Series D Preferred on April 1, 2010 of $8,896,486.

The $2,000,000 of proceeds from the April 15, 2010 sale of the Series D Preferred was allocated to the debt and warrants based on the relative fair values of each instrument at the time of issuance; the intrinsic value of the beneficial conversion feature at issuance was $245,145.  The proceeds from the sale of the Series D Preferred were allocated as follows:  $929,356 to fair value of warrants, $825,499 to the liability for mandatorily redeemable preferred stock; and $245,145 to the beneficial conversion feature.

The difference between the fair value of the Series D Preferred and the redemption value of $12,000,000 will be accreted to interest expense over the period to redemption in January 2013 using the level yield method.  The carrying value at June 30, 2011 is $1,212,074.

8.    Shareholders’ Equity

Preferred Stock:

As of April 1, 2010, the Company's Certificate of Designation for Series D Preferred was amended by adding a provision allowing for the conversion of the Series D Preferred at any time after one year after its issuance.  Each share of Series D Preferred Stock is convertible into such number of fully paid and nonassessable shares of Class A Common Stock of the Company as is determined by dividing the amount of $10.00 per share (as adjusted for stock splits, stock dividends, reclassification and the like) by the Conversion Price (defined in the following sentence) applicable to such share in effect on the date the certificate is surrendered for conversion.  The Conversion Price per share of Series D Preferred is 80% of the volume weighted average price of the Class A Common Stock; provided, however, that in no event will the Conversion Price be less than $1.00 per share.

On July 29, 2010, the Company amended its Second Amended and Restated Articles of Incorporation (the “Second Restated Articles”), by filing a Second Amended and Restated Certificate of Designation designating 250,000 shares of its Preferred Stock as Series E Convertible Preferred Stock (“Series E Preferred”).  Each share of Series E Preferred Stock is convertible into such number of fully paid and nonassessable shares of Class A Common Stock of the Company as is determined by dividing the amount of $10.00 per share (as adjusted for stock splits, stock dividends, reclassification and the like) by the Conversion Price (defined in the following sentence) applicable to such share in effect on the date the certificate is surrendered for conversion.  The Conversion Price per share of Series E Preferred is 80% of the volume weighted average price of the Class A Common Stock; provided, however, that in no event will the Conversion Price be less than $1.00 per share. Series E Preferred may be converted at the option of the holder thereof into Class A Common stock 18 months after issuance and is mandatorily convertible to Class A Common Stock 36 months after issuance.  A total of 97,500 shares were issued in connection with the acquisition of Vitality on July 30, 2010.  See Note 3.

Stock Warrants:

As of June 30, 2011, the Company had 4,417 warrants outstanding for Class A Common Stock which are exercisable as follows:

	Exercise Price
Warrants	Per Share	Expiration Date
3,189	$37.50	April 2015
487	$72.00	June 2016
667	$75.00	July 2011
74	$4,077.00	March 2012

On April 15, 2010, the Company sold 200,000 shares of Series D Preferred to Founders Fund for a purchase price of $10.00 per share. See Note 4.  In connection with the sale of the Series D Preferred, on April 15, 2010, and for no additional consideration, the Company issued a warrant to Founders Fund to purchase up to 1,200,000 shares of the Company's Class A Common Stock at an exercise price of $0.001 per share.  The warrant was exercised on December 16, 2010.

The fair value of the warrant was calculated using the Black-Scholes model using the following assumptions:

Expected life (in years)	5
Expected volatility	40.42%
Risk-free interest rate	2.57%
Expected dividend	—

The fair value of the warrant was determined by allocating the $2,000,000 of proceeds from the sale of the mandatorily redeemable Series D Preferred to the debt and warrants based on the relative fair values of each instrument at the time of issuance.  The resulting fair value of the warrant issued on April 15, 2010 to purchase 1,200,000 shares of Class A Common Stock was $929,356.

Warrants for 7,330 shares of Class A Common Stock were exercised on March 11, 2010, resulting in $260 proceeds to the Company.

Warrants for 6,510,092 shares of Class B Common Stock were exercised on April 2, 2010, resulting in $65,100 proceeds to the Company.

Warrants for 1,200,000 shares of Class A Common Stock were exercised on December 16, 2010, resulting in $1,200 proceeds to the Company.

Common Stock:

At the annual meeting of the shareholders held on March 31, 2010, the Company's shareholders voted to amend the Company’s First Restated Articles to effect the Reverse Stock Split of the Company's common stock. Pursuant to the Reverse Stock Split, each ten shares of common stock outstanding immediately prior to the Reverse Stock Split were combined and reclassified as one share of fully paid and nonassessable common stock.

At the same annual meeting of the shareholders, the Company's shareholders also voted to amend the Company’s First Restated Articles to create two classes of common stock, Class A Common Stock and Class B Common Stock.  The Articles authorize 75 million shares of common stock of which 65 million shares are designated as Class A Common Stock and 10 million shares are designated as Class B Common Stock.  Holders of Class A Common Stock are entitled to one vote per share, and holders of Class B Common Stock are entitled to ten votes per share, on any matter submitted to the shareholders.  Effective immediately after the Reverse Stock Split, each share of common stock outstanding was automatically converted into one share of Class A Common Stock.

The consolidated financial statements and notes thereto have been retroactively restated to reflect the Reverse Stock Split and such conversion for all periods presented.

On March 31, 2011, Company entered into a Subscription Agreement with Holdings pursuant to which Holdings purchased 1,500,000 shares of the Company's Class B Common Stock at $1.00 per share for aggregate consideration of $1,500,000

9.    Loss Reimbursement

The Servicing Agreement with CarePayment, LLC provides for CarePayment, LLC to pay additional  compensation equal to the Company’s actual monthly losses for the first quarter of 2010 and an amount equal to 50% of actual monthly losses for the second quarter of 2010.  This additional compensation was intended to reimburse the Company for transition costs that were not specifically identifiable.  For the three and six months ended June 30, 2010, the Company recorded a loss reimbursement of $368,541 and $1,241,912, respectively as other income.

10.  Earnings (Loss) per Common Share

The shares used in the computation of the Company’s basic and diluted loss per common share are reconciled as follows:

	Three Months Ended		Six Months Ended
	June 30		June 30
	2011	2010	2011	2010
Weighted average basic common shares outstanding	10,600,879	7,759,629	9,855,023	4,588,876
Dilutive effect of convertible preferred stock (a) (b)	—	—	—	—
Dilutive effect of warrants (a) (b)	—	—	—	—
Dilutive effect of employee stock options (a) (b)	—	—	—	—
Weighted average diluted common shares outstanding (a) (b)	10,600,879	7,759,629	9,855,023	4,588,876

(a)
Common stock equivalents outstanding for the three and six months ended June 30, 2011 excluded in the computation of diluted EPS because their effect would be anti-dilutive as a result of applying the treasury stock method are:  warrants to purchase 4,417 shares of Class A Common Stock, 1,200,000 shares of Series D Preferred Stock convertible to purchase shares of Class A Common Stock and 97,500 shares of Series E Preferred Stock based on the conversion calculation described in Note 8, and stock options to purchase 897,950 shares of Class A Common Stock.

(b)
Common stock equivalents outstanding for the three and six months ended June 30, 2010 excluded in the computation of diluted EPS because their effect would be anti-dilutive as a result of applying the treasury stock method are:  warrants to purchase 6,510,092 shares of Class B Common Stock, warrants to purchase 4,417 shares of Class A Common Stock, 1 million shares of Series D Preferred Stock convertible to purchase 1,000,000 shares of Class A Common Stock, and stock options to purchase 787,030 shares of Class A Common Stock.

11.  Employee Benefit Plans

Stock Incentive Plan

In February 2010, the Company adopted the 2010 Stock Option Plan (the "Plan") pursuant to which the Company may grant restricted stock and stock options for the benefit of selected employees and directors.  The Plan was amended in September 2010 to increase authorized grants to a total of 1,000,000 shares of Class A Common Stock.  Grants are issued at prices equal to the estimated fair market value of the stock as defined in the plan on the date of the grant, vest over various terms (generally three years), and expire ten years from the date of the grant.  The Plan allows vesting based upon performance criteria; all current grants outstanding are time-based vesting instruments.  Certain option and share awards provide for accelerated vesting if there is a change in control of the Company (as defined in the Plan).  The fair value of share based options granted is calculated using the Black-Scholes option pricing model.  The Company uses original issuance shares to satisfy share-based payments.  A total of 102,050 shares of Class A Common Stock remains reserved for issuance under the Plan at June 30, 2011.

The Company accounts for stock-based compensation by estimating the fair value of options granted using a Black-Scholes option valuation model.  The Company recognizes the expense for grants of stock options on a straight-line basis in the statements of operations as operating expense based on their fair value over the requisite service period.

For stock options issued in February 2010, the following assumptions were used:

Expected life (in years)	5.5
Expected volatility	40.90%
Risk-free interest rate	2.58%
Expected dividend	—
Weighted average fair value per share	$0.061

For stock options issued in July 2010, the following assumptions were used:

Expected life (in years)	6.0
Expected volatility	39.65%
Risk-free interest rate	1.95%
Expected dividend	—
Weighted average fair value per share	$0.057

Expected volatilities are based on historic volatilities from traded shares of a selected publicly traded peer group. Historic volatility has been calculated using the previous two years’ daily share closing price of the index companies. The Company has no historical data to estimate forfeitures. The expected term of options granted is the safe harbor period approved by the SEC using the vesting period and the contract life as factors. The risk-free rate for periods matching the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

A summary of option activity under the Plan during the six months ended June 30, 2011 is presented below:
			Weighted
			Average
		Weighted	Remaining
		Average	Contractual	Aggregate
	Number of	Exercise	Life	Intrinsic
	Shares	Price	(years)	Value
Options outstanding at December 31, 2010	897,950	$0.19	9.1	$—
Cancelled	—
Exercised	—
Options outstanding at June 30, 2011	897,950	$0.19	8.6	$—
Options exercisable at June 30, 2011	262,343	$0.19	8.6	$—

The Company recorded compensation expense for the estimated fair value of options issued of $4,527 and $4,001 for the three months ended June 30, 2011 and 2010, respectively, and $9,055and $22,430 for the six months ended June 30, 2011 and 2010, respectively. As of June 30, 2011, the Company had $13,969 of unrecognized compensation cost related to unvested share-based compensation arrangements granted under the Plan. The unamortized cost is expected to be recognized over a weighted-average period of 0.8 years.

401(k) Savings Plan

Employees of the Company are eligible to participate in a 401(k) Savings Plan.  The Company matches 100% of the first 3% of eligible compensation and 50% of the next 2% of eligible compensation that employees contribute to the plan; the Company’s matching contributions vest immediately.  The Company recorded expense of $33,700 and $13,276 for the three months ended June 30, 2011 and 2010, respectively, and $43,545 and $24,327 for the six months ended June 30, 2011 and 2010, respectively.

12.  Commitments and Contingencies

Operating Leases:

The Company and its subsidiaries lease office space and personal property used in their operations from Aequitas, an affiliate.  Beginning in 2011, the Company and its subsidiary also lease space in San Francisco, California.  At June 30, 2011, the Company's aggregate future minimum payments for operating leases having initial or non-cancelable lease terms greater than one year are payable as follows:

Year	Required Minimum Payment
2011	$163,266
2012	$336,018
2013	$346,572
2014	$315,306
2015	$108,585
2016	$18,240

For the three and six months ended June 30, 2011, the Company incurred rent expense of $77,891 and $154,539, respectively and for the three and six months ended June 30, 2010, rent expense was $56,059 and $112,117, respectively

Litigation:

From time to time the Company may become involved in ordinary, routine or regulatory legal proceedings incidental to the Company’s business. In July 2010, a former employee of Vitality filed a complaint in Orange County, California, alleging breach of contract, breach of fiduciary duty, fraud, and negligent misrepresentation against Vitality and its officers. The plaintiff sought damages relating to unexercised stock option grants and other matters related to the sale of Vitality to the Company. See Note 3. This claim was settled, and the related complaint dismissed with prejudice, on July 15, 2011. The settlement amount of $15,000 and legal fees associated with the claim were paid by the Company’s insurance carrier; the Company incurred no expense related to the claim.

13.  Fair Value Measures

Fair Value:

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  It establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 –	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.
Level 2 –
Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 –	Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

Fair Value of Financial Instruments:

The carrying value of the Company's cash and cash equivalents, related party receivable, accounts receivable, accounts payable and other accrued liabilities approximate their fair values due to the relatively short maturities of those instruments.

The fair value of the Company’s mandatorily redeemable convertible Series D Preferred issued on December 30, 2009 and April 15, 2010 was determined using a dividend discount model; for the April 15, 2010 sale of the Series D Preferred, the proceeds from the sale were allocated to the debt and attached warrant based on the relative fair values of each instrument at the time of issuance; the intrinsic value of the beneficial conversion feature was computed and recorded as a discount to the Series D Preferred and Additional Paid-In Capital. The assumptions used in the fair value calculation at December 31, 2010 would be the same at June 30, 2011. The difference between the fair value at issue date and the redemption value is being accreted into expense over the period to redemption in January 2013 using the level yield method. The fair value of the Series D Preferred at June 30, 2011 is $12,031,000 based on a discounted cash flow model.

The fair value of the notes payable was calculated using our estimated borrowing rate for similar types of borrowing arrangements for the periods ended June 30, 2011 and December 31, 2010. The Company’s estimated borrowing rate has not changed; therefore, the carrying amounts reflected in the consolidated balance sheets for notes payable approximate fair value.

14.  Related-Party Transactions

Effective January 1, 2010, Aequitas began providing CP Technologies certain management support services such as accounting, financial, human resources and information technology services, under the terms of the Administrative Services Agreement dated December 31, 2009. The total fee for the services was approximately $65,100 per month for 2010. For 2011, the fee is $46,200 per month based upon reduced services to be provided in 2011. Both parties may change the services (including terminating a particular service) upon 180 days prior written notice to the other party, and the Administrative Services Agreement is terminable by either party on 180 days notice. The Company paid fees under the Administrative Services Agreement to Aequitas of $138,576 and $195,300 for the three months ended June 30, 2011 and 2010, respectively, and $277,152 and $390,600 for the six months ended June 30, 2011 and 2010, respectively, which are included in sales, general and administrative expense.

Under the terms of the Sublease dated December 31, 2009 between CP Technologies and Aequitas, CP Technologies leases certain office space and personal property from Aequitas. The rent for the real property was $12,424 per month in 2010, and increases by 3% each year beginning January 1, 2011; the rent for 2011 is $13,115 per month. The rent for the personal property was $6,262 per month in 2010 and is $6,116 per month in 2011, and CP Technologies also pays all personal property taxes related to the personal property it uses under the Sublease. The Company paid fees under the Sublease to Aequitas of $57,693 and $56,058 for the three months ended June 30, 2011 and 2010, respectively, and $115,386 and $112,117 for the six months ended June 30, 2011 and 2010, respectively, which are included in sales, general and administrative expense.

Effective on December 31, 2009, the Company and Aequitas entered into an amended and restated Advisory Agreement (“Advisory Agreement”). Under the terms of the Advisory Agreement, Aequitas provides services to the Company relating to strategy development, strategic planning, marketing, corporate development and such other advisory services as the Company reasonably requests from time to time. The Company pays Aequitas a monthly fee of $15,000 for such services. In addition, Aequitas will receive a success fee in the event of certain transactions entered into by the Company. The Company paid fees under the Advisory Agreement to Aequitas of $45,000 for the three months ended June 30, 2011 and 2010 and $90,000 for the six months ended June 30, 2011 and 2010 which are included in sales, general and administrative expense. Additionally, the Company paid Aequitas $50,000 for legal compliance work performed by Aequitas’ in-house legal team for the three months ended June 30, 2011.

Effective December 31, 2009, a Royalty Agreement was entered into between CP Technologies and Aequitas, whereby CP Technologies pays Aequitas a royalty based on new products (the "Products") developed by CP Technologies or its affiliates or co-developed by CP Technologies or its affiliates and Aequitas or its affiliates and that are based on or use the Software. The royalty is equal to (i) 1.0% of the net revenue received by CP Technologies or its affiliates and generated by the Products that utilize funding provided by Aequitas or its affiliates, and (ii) 7.0% of the face amount, or such other percentage as the parties may agree, of receivables serviced by CP Technologies or its affiliates that do not utilize such funding. The Royalty Agreement was amended effective June 29, 2011 whereby Aequitas agreed to pay a total of $500,000 to CP Technologies by June 30, 2011 for improvements to the existing CarePayment® program platform to accommodate additional portfolio management capability and efficiency. No fees were paid under the Royalty Agreement to Aequitas in 2011 or 2010; the Company recorded consulting revenue of $250,000 and $500,000 received from Aequitas under the amendment to the Royalty Agreement for the three and six months ended June 30, 2011, respectively.

Beginning January 1, 2010, the Company recognized revenue in conjunction with the Servicing Agreement with CarePayment, LLC. CarePayment, LLC pays the Company a servicing fee based on the total funded receivables being serviced, an origination fee on newly generated funded receivables, and a “back-end fee” based on CarePayment, LLC’s quarterly net income, adjusted for certain items. The Company received fee revenue under this agreement of $1,620,066 and $3,128,353 for the three and six months ended June 30, 2011, respectively, and $1,534,528 and $2,839,245 for the three and six months ended June 30, 2010, respectively. Additionally the Company recorded implementation revenue of $40,000 and $80,000 for implementation services provided to CarePayment, LLC for the three and six months ended June 30, 2011, respectively, and $0 for the three and six months ended June 30, 2010. The Company also recorded revenue of $1,675 for the three and six months ended June 30, 2011 for servicing non-recourse receivables for an affiliate of Aequitas.

CarePayment, LLC also paid the Company additional compensation equal to the Company’s actual monthly losses for the two quarter of 2010. See Note 9. The Company received $368,541 and $1,241,912 for the three and six months ended June 30, 2010, respectively.

The Company issued a note payable to MH Financial, as described in Note 6. The Company recorded interest expense on the note payable of $11,523 and $61,460 for the three months ended June 30, 2011 and 2010, respectively, and $22,920 and $123,271 for the six months ended June 30, 2011 and 2010, respectively. The Company recorded interest expense on a note payable to Aequitas of $3,349 and $14,045 for the three and six months ended June 30, 2010; the note was repaid in June 2010.

The Company paid $0 and $196 of interest expense to Aequitas Commercial Finance, LLC, an affiliate of Aequitas, for the three and six months ended June 30, 2010.

The Company had a receivable of $46,753 and $28,616 due from CarePayment, LLC for servicing fees as of June 30, 2011 and December 31, 2010, respectively. The Company had accrued interest payable of $446,130 and $423,210 as of June 30, 2011 and December 31, 2010, respectively, payable to former members of MH Financial who received interests in the MH Note in connection with the dissolution of MH Financial. See Note 6. The Company had a receivable of $2,048 and $0 due from Aequitas for reimbursement of expenses as of June 30, 2011 and December 31, 2010, respectively. The Company had administrative service fees payable to Aequitas of $5,616 and $79,309 as of June 30, 2011 and December 31, 2010, respectively, which are included in accounts payable in the consolidated financial statements. Additionally, the Company has an advance payment from CarePayment, LLC in the amount of $43,139 and $47,442 and a deposit $46,815 and $19,987 on the purchase of loans receivable from an Aequitas affiliate as of June 30, 2011 and December 31, 2010, respectively, both of which are recorded as a related party liabilities in the consolidated financial statements.

15.  Subsequent Event

Christopher Chen’s employment was terminated effective July 15, 2011, before any options granted to him under the Plan vested. See Note 11. As a result, Mr. Chen has no right to exercise any of the options granted to him.

 (c)  The following exhibits are filed as part of the Registration Statement:

Exhibit
Number	Description
3.1(1)	Second Amended and Restated Articles of Incorporation of CarePayment Technologies, Inc., as amended on July 29, 2010

3.2(11)	Amended and Restated Bylaws of CarePayment Technologies, Inc.

10.1(2)	Registration Rights Agreement dated October 19, 2006 between CarePayment Technologies, Inc. and MH Financial Associates, LLC, as amended on March 12, 2007

10.2(3)	Forbearance and Waiver Agreement dated March 12, 2007 between CarePayment Technologies, Inc. and MH Financial Associates, LLC

10.3(4)	Registration Rights Agreement dated June 27, 2008 between CarePayment Technologies, Inc and MH Financial Associates, LLC

10.4(4)	Loan Modification Agreement dated December 31, 2008 between CarePayment Technologies, Inc and MH Financial Associates, LLC

10.5(5)	Contribution Agreement dated December 30, 2009 between CP Technologies LLC and Aequitas Capital Management, Inc.

10.6(5)	Contribution Agreement dated December 30, 2009 between CP Technologies LLC and CarePayment, LLC

10.7(5)	Contribution Agreement dated December 30, 2009 between CP Technologies LLC and CarePayment Technologies, Inc.

10.8(5)	Servicing Agreement dated December 31, 2009 between CP Technologies LLC and CarePayment, LLC

10.9(5)	Trademark License Agreement dated December 31, 2009 between CP Technologies LLC and Aequitas Holdings, LLC

10.10(5)	Administrative Services Agreement dated December 31, 2009 between CP Technologies LLC and Aequitas Capital Management, Inc.

10.11(5)	Sublease Agreement dated December 31, 2009 between CP Technologies LLC and Aequitas Capital Management, Inc.

10.12(5)	Amended and Restated Advisory Services Agreement dated December 31, 2009 between CarePayment Technologies, Inc. and Aequitas Capital Management, Inc.

10.13(5)	Series D Preferred Stock Subscription Agreement dated December 30, 2009 between CarePayment Technologies, Inc. and CP Technologies LLC

10.14(6)	Royalty Agreement dated December 31, 2009 between CP Technologies LLC and Aequitas Capital Management, Inc.

10.15(6)	Redemption Agreement dated December 31, 2009 between CP Technologies LLC and Aequitas Capital Management, Inc.

10.16(6)	Redemption Agreement dated December 31, 2009 between CP Technologies LLC and CarePayment, LLC

10.17(6)	Third Agreement Regarding Amendment of Promissory Note dated December 31, 2008 between CarePayment Technologies, Inc. and MH Financial Associates, LLC

10.18(6)	Third Amended and Restated Promissory Note dated December 31, 2008 issued by CarePayment Technologies, Inc. to MH Financial Associates, LLC

10.19(6)	First Amendment to the Third Amended and Restated Promissory Note dated December 31, 2009 between CarePayment Technologies, Inc. and MH Financial Associates, LLC

10.20(6)	First Amendment to Multiple Advance Promissory Note dated December 31, 2009 between CarePayment Technologies, Inc., Moore Electronics, Inc. and Aequitas Capital Management, Inc.

10.21(6)	Investor Rights Agreement dated December 31, 2009 among CarePayment Technologies, Inc. Aequitas Capital Management, Inc. and CarePayment, LLC

10.22(6)	CP Technologies LLC Operating Agreement dated December 30, 2009

10.23(5)	Service Mark Assignment dated December 30, 2009 between CarePayment, LLC and CP Technologies LLC

10.24(5)	Domain Name Assignment dated December 30, 2009 between CarePayment, LLC and CP Technologies LLC

10.25(7)*	Employment Agreement effective February 10, 2010 between CarePayment Technologies, Inc. and James T. Quist

10.26(8)	Agreement and Plan of Merger dated July 30, 2010 among CarePayment Technologies, Inc., CPYT Acquisition Corp., Vitality Financial, Inc., and each stockholder of Vitality Financial, Inc.

10.27(8)*	Employment Agreement dated July 30, 2010 between CP Technologies LLC and George Joseph Siedel

10.28(8)*	Employment Agreement dated July 30, 2010 between CP Technologies LLC and Christopher Chen

10.29(9)	Subscription Agreement dated March 31, 2011 between CarePayment Technologies, Inc. and Aequitas Holdings, LLC

10.30(7)	CarePayment Technologies, Inc. 2010 Stock Incentive Plan

10.31(12)	Addendum No. 1 dated June 29, 2011 to Royalty Agreement dated December 31, 2009 between CP Technologies LLC and Aequitas Capital Management, Inc.

10.32(13)	Confidential Separation Agreement dated effective July 15, 2011 between the Company and Christopher Chen

14.1(10)	Policy on Business Ethics for Directors, Officers and Employees.

21.1(11)	Subsidiaries

(1)	Incorporated by reference to the Company's the Company's Forms 8-K filed on April 6, 2010 and August 4, 2010

(2)	Incorporated by reference to the Company's Forms 8-K filed on October 20, 2006 and March 16, 2007

(3)	Incorporated by reference to the Company's Form 8-K filed on March 16, 2007

(4)	Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2008

(5)	Incorporated by reference to the Company's Amendment No. 2 to Annual Report on Form 10-K/A for the year ended December 31, 2009

(6)	Incorporated by reference to the Company's Form 8-K filed on January 6, 2010

(7)	Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2009

(8)	Incorporated by reference to the Company's Form 8-K filed on August 4, 2010

(9)	Incorporated by reference to the Company's Form 8-K filed on April 5, 2011

(10)	Incorporated by reference to the Company's Annual Report on Form 10-KSB for the year ended December 31, 2004

(11)	Incorporated by reference to the Company's Annual Report on Form 10-K/A for the year ended December 31, 2010

(12)	Incorporated by reference to the Company's Form 8-K filed on July 7, 2011

(13)	Incorporated by reference to the Company's Form 8-K filed on July 13, 2011

* Management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

CAREPAYMENT TECHNOLOGIES, INC.
Date: September 30, 2011	BY	s/ PATRICIA J. BROWN
Patricia J. Brown
Principal Financial and Accounting and Chief Financial Officer